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02002675

02 JAN 25 AM 8:12

SUPPL

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

November 27, 2001

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since November 30, 2000 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping an additional copy of this letter and returning it to our messenger.

dw 1/28

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3171-0011.

Very truly yours,

Miguel Lawson

Miguel Lawson

File N°. 82-5147

02 JAN 25 AM 8:12

Release No. 11/2000
November 30, 2000

(letterhead of Companhia Força e Luz Cataguazes-Leopoldina)

Investor Relations Newsletter

The Cataguazes-Leopoldina System acquires SAELPA and the Potential of Barra do Braúna

Acquisition of SAELPA. Through its special purpose company Pbpart-SE 2 Ltda., Empresa Energética de Sergipe S/A - Energipe purchased in a privatization auction held on November 30, 2000, 87.63% of the voting capital stock and 74.29% of the total capital stock of Sociedade Anônima de Eletrificação da Paraíba - SAELPA for R$ 363.0 million.

SAELPA is the concessionaire responsible for power distribution in 217 municipalities in the State of Paraíba, covering an area of 54,595 square kilometers, servicing approximately 715,000 consumers that currently use about 2,1000,000 MWh per year. The company's yearly billings are approximately R$ 300 million. The Cataguazes-Leopoldina System was already engaged in the power distribution business in six municipalities in said State through its indirect subsidiary CELB - Companhia Energética de Borborema.

Barra do Braúna Acquisition. Cataguazes-Leopoldina also won today the competitive bidding conducted by the Special Competitive Bidding Commission of ANEEL - the National Power Agency for a concession, the purpose of which will be to build and operate the Barra do Braúna Power Plant in Minas Gerais. The Concession Agreement will have a life of 35 years. This 39 MW plant having an annual output of 193 GWh will require direct investments of approximately R$ 55 million. In addition to the Barra do Braúna Power Plant, which is expected to be built over a period of five years, the Cataguazes-Leopoldina System has projects for ten Small Hydroelectric Plants (PCH's) through 2003, with an aggregate capacity of approximately 170 MW, and for the construction of two thermoelectric power plants: a 103 MW plant in Juiz de Fora (MG) and a 90 MW plant in Sergipe, involving funding in the amount of R$ 430 million.

With respect to such new projects, the works for the Nova Sinceridade 9.5 MW PCH and the thermoelectric power plant at Juiz de Fora are now under way.

- **Aggregate operating revenues reach R$ 411.5 million in 10 months**

Comparative data for CFLCL, CENF, Energipe and CELB
Operating indicators - January through October 2000

	CFLCL	CENF	Energipe	CELB	Consolidated
Gross revenues - R$ millions	142.8	39.1	185.8	48.4	411.5 (**)
Increase in revenues - %	24.4	18.5	14.6	11.9	35.0
Power sales – GWh	832.2	261.9	1,480.8	420.6	3,011.2 (**)
Proprietary market					
• Residential	284.0	115.9	389.3	103.2	892.4
• Manufacturing....................	253.5	62.2	611.5	215.8	1,158.7
• Commercial........................	116.2	51.1	211.9	57.7	436.9
• Other	178.5	32.7	268.1	43.9	523.2
Increase in sales - % (*).	6.3	5.8	3.0	4.5	22.0
• Residential	2.3	4.3	(0.7)	1.4	14.3
• Manufacturing....................	11.7	6.3	7.1	7.5	35.3
• Commercial	6.5	7.7	3.7	7.5	21.0
• Other	5.6	7.1	(0.9)	(5.3)	11.3

(*) Increase from same period in 1999.
(**) Consolidated figures include sales by Cat-Leo Energia and do not include sales by CELB from January to October 1999.

The consolidated gross operating revenues for Cataguazes-Leopoldina (CFLCL) reached R$ 411.5 million during the first ten months of 2000, corresponding to a 35.0% increase from the same period in 1999. With consolidated physical sales of 3,011 GWh in its proprietary markets, CFLCL experienced during these nine months a 22.0% increase in the amount of power traded. This result is primarily attributable to the acquisition of CELB in November 1999, whose sales were computed in the period of January through October, which did not occur in the same period last year. In the month of October 2000 the highlight was power consumption in CELB's concession area, which increased 11.3% from the same month in 1999, followed by the markets for CFLCL and CENF, where sales increased 9.4% and 8.5%. According to the accumulated figures for January-October 2000, the average increase in power consumption in he proprietary markets of the companies in the Cataguazes-Leopoldina system was 4.3% (as compared to 3.9% in the first half of 2000). Individually, power consumption increase during these ten months were: CFLCL (+ 6.3 %), CENF (+ 5.8 %), CELB (+ 4.5 %) e Energipe (+ 3.0%).

Please do not hesitate to contact us for additional clarification and information.

In Cataguases - Phone: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: (21) 509-3771 / 509-7622 / Fax: (21) 221-7954

http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Officer

File N°. 82-5147

Release No. 12/2000
December 19, 2000

(letterhead of Companhia Força e Luz Cataguazes-Leopoldina)

Investor Relations Newsletter

Company is leader in consumer satisfaction in the Southeast region

According to a consumer satisfaction poll commissioned to the Vox Populi Institute by the National Power Agency - ANEEL, Companhia Força e Luz Cataguazes-Leopoldina was rated the best power utility in the Southeast region. The poll assessed topics such as information made available to end users, access to company and service quality. Such acknowledgement by the public, certified by the supervisory authority for the Brazilian power industry, is the greatest reward that the company could receive for its work over a period of more than 95 years.

Cataguazes-Leopoldina System takes control of Saelpa

At a Special Shareholders' Meeting held on December 7, the directors of the Cataguazes-Leopoldina System took control of Sociedade Anônima de Eletrificação da Paraíba - Saelpa. It is expected that significant gains will be derived from this move, such as a reduction in manageable expenses (personnel, supplies, third party services, inter alia) and power losses, given the synergies that may be achieved with CELB and Energipe, which are also member companies of the Cataguazes-Leopoldina System based in the Northeast region.

Saelpa's technical and business power losses are around 26% and it is expected that in the next three years losses will decrease to 15%. During 2001 a priority will be the installation of approximately 100,000 power consumption meters in homes and businesses which do not have this device yet, as well as action against power theft and fraud.

Consolidated operating revenues reach R$ 455 million in 11 months

Comparative data for CFLCL, CENF, Energipe, Saelpa and CELB
Operating Indicators - January to November 2000

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidate
Gross revenues - R$ million..........	158	43	205	54	275	455 (**)
Increase in revenues - %	24.4	18.4	14.6	12.8	23.4	34.9
Power sales - GWh	919	287	1.640	466	1,893	3,330 (**)
Proprietary market						
• Residential	313	127	429	114	661	983
• Manufacturing..................	281	68	679	240	572	1,286
• Commercial	128	56	234	64	277	482
• Other	197	36	298	48	383	579
Increase in sales - % (*)	6.8	5.5	3.4	5.3	2.7	22.5
• Residential	2.6	4.1	(0.7)	3.2	0.8	14.5
• Manufacturing..................	12.4	6.1	7.2	8.0	3.2	35.7
• Commercial	7.2	7.7	4.3	8.2	14.3	21.7
• Other	6.0	5.9	0.4	(5.5)	(2.2)	12.1

(*) Increase compared to same period in 1999.
(**) Consolidated figures include sales by Cat-Leo Energia and do not include sales by CELB from January to November 1999 and by Saelpa for an 11-month period in 2000 and 1999.

The consolidated gross operating revenues of Cataguazes-Leopoldina (CFLCL) reached R$ 455 million the first eleven months of 2000, corresponding to an increase of 34.9% from the same period in 1999. This amount does not include revenues generated by Saelpa, as such company was acquired at the end of this past November. With consolidated physical sales of 3,330 GWh in its proprietary markets, CFLCL experienced during these eleven months a 22.5% increase in the amount of power traded. This result is primarily attributable to the acquisition of CELB in November 1999, whose sales were computed in the period of January through November, which did not occur in the same period last year. In the month of November 2000, considering the markets for the five distributing companies in the Cataguazes-Leopoldina System, the highlight was power consumption in CELB's concession area, which increased 11.7% over the same month in 1999, followed by the markets for CFLCL and Energipe, where sales increased 11.8% and 6.9%. According to the accumulated figures for January-November 2000, the average increase in power consumption in the proprietary markets of such companies was 4.0%. Individually, power consumption increases during these eleven months were: CFLCL (+ 6.8 %), CENF (+ 5.5 %), CELB (+ 5.3 %) e Energipe (+ 3.4%) and Saelpa (+2.7%).

Please do not hesitate to contact us for additional clarification and information.

In Cataguases - Phone: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240

In Rio de Janeiro - Phone: (21) 509-3771 / 509-7622 / Fax: (21) 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Officer

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Edition # 01/2001
January 29th, 2001

Investor Relation Monthly Report

• Consolidated Operating Revenue reaches R$ 527 million in 2000

The 2000 consolidated gross operating revenue reached R$ 527 million, which represents a 40.3% growth in the year. Physical retail sales were 3,813 GWh which translate into a 26.7 % growth in the period. This result is basically due to the acquisition of CELB in November 1999 and Saelpa in November 2000. CELB's revenue is considered in year 2000 entirely while in 1999 just one month was registered. Regarding Saelpa, on he month of December 2000 is considered in the consolidated figures. Specifically in December 2000, considering all 5 distribution companies, the prominent company was the concession area of CELB with a 11.2% growth in relation to the same month 1999, followed by the concession territories of CFLCL and CENF, with 6.3 % and 2.4 % sales growth. In the entire 2000 year, the average consolidated growth was 3.9 %. Individually the 2000 growth were: CFLCL (+ 6.8 %), CELB (+ 5.8 %), CENF (+ 5.2 %), Energipe (+ 3.2 %) e Saelpa (+ 2.6 %).

CFLCL, CENF, Energipe, CELB and Saelpa Comparison
Operating Indicators – Fiscal Year 2000

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue – R$ million	175	47	226	59	300	527 (**)
Revenue Growth - %	24.8	18.2	15.1	15.4	22.2	40.3
Electricity Sales – GWh	1,004	312	1,788	511	2,074	3,813 (**)
Retail Market						
• Residential	342	139	469	125	720	1,135
• Industrial	306	73	735	262	629	1,448
• Commercial	141	61	257	70	304	557
• Other	214	39	328	53	421	673
Sales Growth - % (*)	6.8	5.2	3.2	5.8	2.6	26.7
• Residential	2.9	4.3	(0.2)	3.8	0.6	20.0
• Industrial	11.9	5.0	6.0	8.1	3.2	37.1
• Commercial	7.3	7.5	4.8	8.6	13.5	26.5
• Other	5.9	5.6	1.2	(3.3)	(1.9)	18.5

(*) Growth in relation to 1999.
(**) Consolidated revenue Cat-Leo Energia and Saelpa only the month of December 2000.

• Electricity Investments will reach R$ 277 million in 2001

The Board of Directors approved on January 18th the 2001 Budget in which comprises investments of R$ 277 million in power generation and system improvements. Of this amount 55 % will be invested in generation, 36 % in transmission and distribution and 9 % in ancillary services.

Investment Program (In R$ million)

Description	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo	Total
Generation	1.0	0.4	16.3	-	-	134.4	152.1
Transmission	2.2	1.0	3.2	0.1	6.3		12.8
Distribution	16.9	4.4	20.6	8.0	37.7		87.6
Ancillary Services	6.7	0.3	6.8	1.3	9.5		24.6
Total	26.8	6.1	46.9	9.4	53.5	134.4	277.1

Among the generation projects, is under construction the works at the small hydro plant Nova Sinceridade, with 9.5 MW capacity and annual production of 40 GWh, the gas fired plant of Juiz de Fora, with 82 MW capacity in the first phase and annual production of 655 GWh. These two projects that will be constructed by the subsidiary Cat-Leo Energia for a total investment of R$ 110 million, are due to start up in June and September 2001. Thus, the consolidated annual production will jump from 270 to 965 GWh/year.

For further clarifications and additional information, please do not hesitate to contact us.

In Cataguases - Tel: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: +55 21 509-3771 / 509-7622 / Fax: +55 21 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File N°. 82-5147

MATERIAL EVENT

US$ 110,000,000.00

Companhia Força e Luz Cataguazes-Leopoldina

Energisa S/A

Empresa Energética de Sergipe S/A - Energipe

Disclose hereby that on the date hereof Empresa Energética de Sergipe S/A - ENERGIPE entered into a Joint Venture Agreement and a Shareholders' Agreement with Alliant Energy Holdings do Brasil Ltda. ("Alliant"), whereby Alliant will acquire a stake of up to 49.9% in the total and voting capital stock of PBPARAT-SE 1 S/A, a special purpose company organized to acquire Sociedade Anônima de Eletrificação da Paraíba - SAELPA, the controlling interest of which was purchased in a privatization auction held on November 30, 2000.

Under the Joint Venture Agreement Alliant will make contributions to PBPART-SE 1 S/A in the equivalent of up to one hundred and ten million United States dollars (US$ 110,000,000.00), in several installments through January 2002, of which one hundred and eighteen million, three hundred and thirty-eight thousand reals (R$ 118,338,000.00) were incorporated into the capital stock of PBPART-SE 1 S/A on the date hereof.

Cataguases, January 31, 2001

Maurício Perez Botelho
Investor Relations Officer

File N°. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Edition # 02/2001
February 28th, 2001

Investor Relation Monthly Report

. Consolidated Operational Revenue was R$ 70.6 million in January 2001

Cataguazes-Leopoldina's consolidated gross operating revenue reached R$ 70.6 million in January 2001, which represents an increase of 76.9% when compared to the same period in 2000. With consolidated sales of 492 GWh in its retail market, CFLCL registered an increase of 61.5% in the energy sales volume. This result is due basically to the purchase of SAELPA in November 2000. Meaning that SAELPA's revenues are registered in January 2001, and were not present in January 2000.

Comparative for CFLCL, CENF, Energipe, CELB e Saelpa
Operational Indicators – January 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million...	16.0	4.1	19.8	4.8	26.4	70.6 (**)
Electricity Sales – GWh........	88	26	151	45	180	492 (**)
Retail Market						
• Residential	30	11	42	11	66	160
• Industrial	28	6	57	23	50	166
• Commercial	13	5	23	6	27	74
• Other classes	17	4	29	5	37	92
Sales Growth - % (*).	5.4	1.5	(2.4)	9.8	2.5	61.5
• Residential	0.1	0.7	(1.8)	7.6	1.0	69.8
• Industrial	11.8	2.2	(3.8)	12.7	2.0	50.3
• Commercial	7.6	3.0	(1.9)	12.7	7.4	62.5
• Other classes	3.9	0.8	(0.6)	(1.2)	2.5	69.4

(*) Growth in relation to January 2000.
(**) The consolidated includes the revenues of Cat-Leo Energia.

Considering the markets of the five distributing companies of the Cataguazes-Leopoldina Group, the highlight was the electricity sales at CELB's concession area, with an increase of 9.8% when compared to the same month in 2000, followed by the markets from CFLCL and SAELPA with 5.4% and 2.5% of increase in sales, respectively. Regarding CENF's, electricity sales it grew 1,5 %, while in the Energipe's retail market presented a decrease of 2,4 %. The average consolidated growth in electricity sales was of 2.0 %.

• SHP Benjamim Baptista will begin operations next April

Previously foreseen to start commercial operations next June, the SHP (Small Hydroelectrical Power Plant) Benjamim Baptista, formerly known as Nova Sinceridade, will be finished in the beginning of next April, after exactly 12 months of works. With 9.5 MW of power, this new SHP will have capacity to generate an average of 44 GWh per year, which represents 0.7% of the total sales foreseen by the companies in the Cataguazes-Leopoldina Group. The SHP Benjamim Baptista will demand investments of R$ 13 million, and its is being built by the subsidiary Cat-Leo Energia.

• PBPART will receive Capital Investment of U$$ 110 million

In February 1st, CFLCL and its controlled companies Energisa and Energipe made public that on January 31st, 2001, the Empresa Energética de Sergipe S/A – ENERGIPE, signed a Participation Agreement and a Shareholders Agreement with Alliant Energy Holdings do Brasil Ltda., stating that the latter would own up to 49.9% of the total and voting capital of PBPART-SE 1 S/A, a special purpose company constituted to proceed with the acquisition of Sociedade Anonima de Eletrificação da Paraíba – SAELPA, whose shareholder control was acquired in November 30th, 2000.

The above mentioned Participation Agreement foresees several capital investments on Alliant's behalf of up to US$ 110 million, to take place in several steps until January 2002, and noting that R$ 118 million was already capitalized in January 31st.

• Cataguazes Site receives awards

The Companhia Força e Luz Cataguazes-Leopoldina was present in two of three categories in the largest award for Investors Relations in the Brazilian financial market. Created by MZ Consult, the awards were divided in the categories "TOP 5", where the sites go through a technical evaluation by the consultants, "RAO 1", where the online reports are thoroughly analyzed and "POP +", where the best sites are chosen by direct voting from investors, analysts and other agents in the brazilian financial market.

Out of the 156 sites of Brazilian companies analyzed by the consultants in the category "TOP 5", Cataguazes-Leopoldina was ranked among the first 20, occupying the 16th place. In the "POP +" category, where the agents of the financial market are the ones choosing the best companies, CFLCL ranked as the 4th most voted site.

For further clarification and additional information, please do not hesitate to contact us.

In Cataguases - Tel: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: (21) 509-3771 / 509-7622 / Fax: (21) 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investors Relations Director

File N°. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Edition 03/2001
March 27th, 2001

Investor Relations Monthly Report

• Net income reaches a record of R$ 73.9 million in 2000

Net income for the parent company Companhia Força e Luz Cataguazes Leopoldina (CFLCL) during the fiscal year of 2000 reached a record of R$ 73.9 million (R$ 0.58 per thousand shares) whereas the consolidated result was of R$ 33.9 million. This result reverses the net loss of R$ 33.6 million during the fiscal year of 1999.

Consolidated EBITDA was 33% greater when compared to 1999, reaching R$ 116.1 million (R$ 0.91 per thousand shares). However, due to delays from the Power Commission (ANEEL) in passing through to retail rates the increases in non controllable items, the EBITDA margin was reduced by 2.6% to 27.4% in year 2000.

Dividends declared in form of interest on shareholders equity are also record this year, reaching a total of R$ 39.1 million, of which R$ 14.5 million have been already paid during the 2000 fiscal year. The next annual shareholders meeting, which shall occur no later than end of April, will define the payment dates for the dividends (R$ 0.193868 / 1,000 common or preferred class "A" shares and R$ 0.114206 / 1,000 preferred class "B" shares).

During 2000, electricity consumption in the concession areas of the Cataguazes-Leopoldina Group of companies stayed below management's expectation (the total growth of the companies was of 3.9%), thus consolidated sales to retail market reached 3,813 GWh, which considers only one month of sale from SAELPA, since this company was acquired last November. Therefore, CFLCL consolidated gross operational revenue was R$ 540.3 million (R$ 4.25 per thousand shares), which represented an increase of 44% when compared to 1999 fiscal year.



EBITDA – R$ Million
39.1
31.2
47.5
48.6
8.8
7.2
9.2
8.5
55.5
29.3
116.1
87.2
CFLCL
Energipe
CENF
CELB
Saelpa
Consolidated
2000
1999

2000 Results Summary

Figures in R$ millions	Parent Company 2000	Parent Company 1999	Consolidated 2000	Consolidated 1999
Net operating Revenue	133.1	104.5	423.7	290.3
Controllable Expenses	34.6	29.3	101.7	69.3
EBIT	24.8	17.6	68.5	36.9
Adjusted EBITDA	39.1	31.2	116.1	87.2
Financial Result	(30.9)	(52.1)	(51.9)	(101.7)
Net Income (Loss)	73.9	(33.6)	33.9	(34.4)

• Consolidated operating revenue was of R$ 140.7 million in the first two months of 2001

The consolidated gross operating revenue for CFLCL was of R$ 140.7 million during the first two months of 2001, which represented an increase of 80.4% when compared to the same period in 2000. With consolidated sales to retail market in the order of 985 GWh, CFLCL has reached in the first two months of this year an increase of 64.0 % in the volume of sold energy.

Comparative for CFLCL, CENF, Energipe, CELB e Saelpa
Operational Indicators – January / February of 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue- R$ million	30.8	8.0	38.7	10.3	53.8	140.7 (**)
Revenue Growth - %	18.0	14.3	6.0	10.8	21.2	80.4
Electricity Sales – GWh	172	50	308	88	365	985 (**)
Sales Growth - % (*)	6.0	0.5	1.5	6.6	3.4	64.0

(*) when compared to the same period of 2000
(**) The consolidated results include the revenues from Cat-Leo Energia.

This result is due basically to the acquisition of SAELPA in November 2000, therefore its revenues are computed in the first two months of this year, whereas it did not happen in the same period of last year. Considering the markets of the five distributing companies, the average consolidated increase in sales to retail markets was 3.3 %.

• A subsidiary of Cat-Leo Energia contracted main electricity generation equipment

With the temporary environmental licenses of the small hydro plants Ponte, Palestina, Triunfo, Granada and Cachoeira Encoberta, whose construction works will startin mid 2001, all the main equipment for these power plants (9 turbines, 9 generators and their respective mid and low tension panels as well as the automation, supervision and control systems) were contracted from Alstom Power do Brasil Ltda for a total package of R$ 26.6 million and representing an installed capacity of 100 MW.

For further clarification and additional information, please do not hesitate to contact us.

In Cataguases - Tel: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: (21) 509-3771 / 509-7622 / Fax: (21) 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File N°. 82-5147

02 JAN 25 AM 8:12

Release No. 4/2001
April 27, 2001

(letterhead of Companhia Força e Luz Cataguazes-Leopoldina)

Investor Relations Newsletter

Benjamim Baptista Small Power Plant (PCH) ready to start-up

According to the timetable for the works, the Benjamim Mário Baptista Small Power Plant (PCH), on the Manhuaçu River, was scheduled to start up on April 1. Cataguazes-Leopoldina managed to exceed its own expectations of completing the plant within a record-breaking period of 12 months. Three days early, the PCH started generating power on an experimental basis, with a capacity of 9.5 MW and an annual output of 44 GWh. Cataguazes-Leopoldina has already received from ANEEL - the National Power Agency permission for the Benjamim Mário Baptista PCH to finally commence commercial operations, and is now only waiting for an Operating License from the environmental agency.

- **Consolidated operanting revenues were R$ 213.8 million in 1st quarter**

Comparative data for CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators– Jan/MarQuarter, 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidate
Gross revenues - R$ millions	47.7	12.4	60.9	16.7	82.1	213.8
Power sales – GWh	260	77	463	134	546	1,485
Proprietary Market						
• Residential	89	34	125	34	191	473
• Manufacturing......................	79	17	179	68	161	509
• Commercial	39	16	69	19	82	225
• Other	53	10	90	13	112	278
Increase in sales - % (*).	6.0	0.9	3.0	8.2	5.2	64.8
• Residential	2.2	1.5	0.3	6.3	1.5	70.9
• Manufacturing......................	9.0	(4.4)	1.3	10.5	8.5	51.9
• Commercial	7.9	3.9	6.6	10.5	6.9	68.6
• Other	6.8	4.0	7.8	(0.6)	5.8	78.4

(*) Growth compared to Jan/Mar Quarter 2000.

(**) Consolidated figures include revenues from Cat-Leo Energia.

CFLCL's consolidated gross operating revenues were R$ 213.8 million in the first quarter of 2001, which correspnds to an 81.6% increase over the same quarter in the preceding year. With consolidated physical sales of 1,485 GWh in its proprietary markets, CFLCL experienced in the first three months of the current year a 64.8% increase in the amount of power traded.

This result is primarily attributable to the acquisition of Saelpa in November 2000, as its income was included in such quarter, which did not occur in the corresponding quarter in 2000.

Considering the markets for the five distributing companies, the average consolidated increase in power consumption in the proprietary markets for such companies was 4.7% during the quarter from the same period in 2000.

Energipe's power rates increased by 15.8%

On 04/19/2001, ANEEL published Resolution No. 157, dated 04/18/2001, authorizing Energipe to increase by 15.8% its rates for power supplies. Considering billings in the most recent period of 12 months, such rate increase will mean an adjustment of R$ 42 million per year for the subsidiary.

Shareholders of Cataguazes-Leopoldina approve dividends and interest on equity

On April 26 and 27, Shareholders' Meetings were held to approve the 2000 financial statements for CFLCL and its subsidiaries. The resolutions included a suplementary dividends for CFLCL, since an early dividend of R$ 0.114 per group of 1,000 common shares and Class "A" preferred shares and R$ 0.07 per group of 1,000 Class "B" preferred shares was paid in October. The interest and supplementary dividends shown in the table below will be paid as of June 25, 2001. No withholding income tax will be applicable to the dividends. On the other hand, such tax will be assessed on interest on equity at the rate of 15%, according to applicable regulations. CFLCL shares will be traned on stock exchanges with such rights (dividends and interest) up to June 8, and thereafter will be traded ex-dividend and ex-interest.

Dividends and Interest on Equity (R$ / 1.000 shares)

	CFLCL
Interest on equity	
• Common	0.185777
• Preferred "A"	0.185777
• Preferred "B"	0.106705
Dividends	
• Common	0.008091
• Preferred "A"	0.008091
• Preferred "B"	0.007501

Please do not hesitate to contact us for additional clarification and information.

In Cataguases - Phone: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: (21) 509-3771 / 509-7622 / Fax: (21) 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Officer

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

FILING CERTIFICATE

Date of filling: 05/17/2001
Person in charge: Carlos Aurélio Martins Pimentel
Area Code and Telephone Number: 032 3429-6226
Quantity of diskettes produced: 1

02 JAN 23 PM 8:23

Maurício Perez Botelho

Investor Relations Director

SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, AND THE COMPANY'S ADMINISTRATORS REMAIN LIABLE FOR THE VERACITY OF THE INFORMATION RENDERED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527-639/0001-58
4 - NIRE 3130004099-2		

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS			2 - LOCALITY OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
3 - CEP 36770-901	4 - MUNICIPALITY Cataguases		5 - UF (Federal Unit-State) MG	
6 - DDD 32	7 - TELEPHONE 3429-6000	8 - TELEPHONE 3429-6282	9 - TELEPHONE 3429-6226	10 - TELEX
11 - DDD 32	12 - Fax: 3421-4240	13 - Fax: 3422-1701	14 - FAX -	
15 - E-MAIL stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 - NAME				
Maurício Perez Botelho				
2 - COMPLETE ADDRESS Praça Rui Barbosa, 80			3 - Locality or District Centro	
4 - CEP 36770-901	5 - MUNICIPALITY Cataguases			6 - UF MG
7 - DDD 32	8 - Telephone 3429-6000	9 - Telephone 3429-6282	10 - Telephone 3429-6337	11 - Telex
12 - DDD 32	13 - Fax 3421-1702	14 - Fax 3421-4240	15 - Fax -	
16 - E-mail mbotelho@cataguazes.com.br				

01.04 - ITR'S REFERENCE

Fiscal Year in Progress		Current Quarter			Last Quarter		
1-Start	2-End	3-Number	4-Start	5-End	6-Number	7-Start	8-End
01/01/2001	12/31/2001	1	01/01/2001	03/31/2001	4	01/09/2000	12/31/2000
9-NAME / CORPORATE NAME OF AUDITOR Arthur Andersen S/C					10- CVM CODE 00283-6		
11-NAME OF THE RESPONSIBLE TECHNICIAN Mauro Moreira					12-CPF OF RESPONSIBLE TECHNICIAN 510.931.467-53		

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares (Thousand)	1 03/ 31/ 2001	2 12/ 31/ 2000	3 03/ 31/ 2000
Paid in Capital			
1 - Common shares	48,662,898	48,662,898	48,662,898
2 - Preferred shares	78,534,330	78,534,330	78,534,330
3 - Total	127,197,228	127,197,228	127,197,228
Treasury Shares			
4 - Common shares	16,555	0	0
5 - Preferred shares	2,608,274	[illegible],608,274	1,299,959
6 - Total	2,624,829	[illegible],624,829	1,299,959

01.06 - COMPANY FEATURES

1 - Type of Company Commercial, Industrial and Other Business
2 - Status Operational
3 - Nature of Stockholding Control Private National Company
4 - Business Code 1170000 - Participation and Management
5 - Main Activity Electric Energy
6 - Type of Consolidation Total
7 - Type of Auditors Report Without Exceptions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CNPJ	3 - Corporate Name

01.08 - Cash Gains Deliberated and / or Paid During and After the Quarter

1-Item	2-Event	3 - Approval	4 - Gain	5 - Payment Start Date	6 - Type of Share	7 - Value of Gain per share
01	AGO/E	04/27/2001	Dividends	06/25/2001	ON	0.0000080910
02	AGO/E	04/27/2001	Dividends	06/25/2001	PNA	0.0000080910
03	AGO/E	04/27/2001	Dividends	06/25/2001	PNB	0.0000075010
04	AGO/E	04/27/2001	Interest on Capital	06/25/2001	ON	0.0001857770
05	AGO/E	04/27/2001	Interest on Capital	06/25/2001	PNA	0.0001857770
06	AGO/E	04/27/2001	Interest on Capital	06/25/2001	PNB	0.0001857770

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.09 - SUBSCRIBED CORPORATE CAPITAL AND ALTERATION IN THE CURRENT CORPORATE YEAR

1-ITEM	2- DATE OF ALTERATION	3-VALUE OF CORPORATE CAPITAL (THOUSAND REAIS)	4 - VALUE OF ALTERATION (REAIS THOUSAND)	5-ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES (THOUSAND)	7-PRICE OF SHARE ON THE ISSUE (REAIS)

01.10 - INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
05/17/2001	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.01 - ASSETS BALANCE SHEET (THOUSAND REAIS)

1 - Code	2 - Description	3-03/31/2001	4-12/31/2000
1	Total assets	832,063	815,592
1.01	Current assets	39,219	36,811
1.01.01	Cash on hand	3,948	2,115
1.01.01.01	Cash and banks	3,827	1,997
1.01.01.02	Marketable securities	121	118
1.01.02	Credits	25,534	25,106
1.01.02.01	Account receivable from Clients/Consumers	25,534	25,106
1.01.03	Stocks / Inventories	824	639
1.01.03.01	Inventory	824	639
1.01.04	Others	8,913	8,951
1.01.04.01	Receivable securities	1,395	1,947
1.01.04.02	Recoverable taxes	6,215	5,734
1.01.04.03	Others	1,303	1,270
1.02	Long term assets	102,856	87,940
1.02.01	Miscellaneous credits		
1.02.02	Credits from related entities	45,386	34,540
1.02.02.01	Affiliates		
1.02.02.02	Subsidiaries	45,386	34,540
1.02.02.03	Other related entities		
1.02.03	Others	57,470	53,400
1.02.03.01	Judicial deposits	26,005	23,651
1.02.03.02	Tax credits	24,513	23,020
1.02.03.03	Others	6,952	6,729
1.03	Permanent assets	689,988	690,841
1.03.01	Investments	454,375	455,162
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.02	Holdings in subsidiaries	443,442	444,230
1.03.01.02.01	Energisa S/A	370,338	371,017
1.03.01.02.02	Multipar S/A	535	923
1.03.01.02.03	Multiagro Ltda.	1,178	1,246
1.03.01.02.04	CENF - Cia de Eletricidade de Nova Friburgo	19,104	18,550
1.03.01.02.05	Goodwill premium at CENF's investment	37,529	37,892
1.03.01.02.06	Teleserv S/A	1,069	1,069
1.03.01.02.07	Telecabo S.A.	258	258
1.03.01.02.08	MCL Cabo S/A	67	67
1.03.01.02.09	Cat-Leo Energia S/A	13,364	13,208
1.03.01.03.	Other Investments	954	953
1.03.01.03.01	Other Investments by cost	954	953
1.03.02	Fixed assets	234,901	234,987
1.03.02.01	Hydraulic energy generation	63,028	63,028
1.03.02.02	Transmission system relating to generation	11,324	11,324
1.03.02.03	Distribution lines, nets, substations	188,076	187,954
1.03.02.04	Sales	18,945	18,481
1.03.02.05	Fixed assets in progress	18,953	18,216
1.03.02.06	Management	19,811	18,323
1.03.02.07	Accumulated depreciation	(85,236)	(82,339)
1.03.03	Deferred	712	692
1.03.03.01	Costs of Software acquisition	748	721
1.03.03.02	(-) Accumulated Amortization	(36)	(29)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORCA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - Code	2 - Description	3-03/31/2001	4-12/31/2000
2	Total liabilities	832,063	815,592
2.01	Current liabilities	67,836	90,136
2.01.01	Loans and financing	705	26,893
2.01.02	Debentures	16,981	15,895
2.01.03	Suppliers	18,065	12,064
2.01.04	Taxes, fees and contributions	5,128	7,881
2.01.04.01	VAT (*ICMS*) payable	4,449	3,691
2.01.04.02	Taxes and social charges payable	486	463
2.01.04.03	Income tax withheld at the source		3,437
2.01.04.04	Social contribution (PIS/COFINS) payable	9	3
2.01.04.05	Other	184	287
2.01.05	Dividends payable		
2.01.06	Provisions	1,746	1,750
2.01.06.01	Vacation and salaries	1,746	1,750
2.01.07	Debt owed to affiliates		
2.01.08	Others	25,211	25,653
2.01.08.01	Salaries payable	51	52
2.01.08.02	Participation payable	683	683
2.01.08.03	Consumer charges payable	1,752	2,027
2.01.08.04	Interest on own capital payable	21,845	21,418
2.01.08.05	Others	880	1,473
2.02	Long term liability	365,707	322,999
2.02.01	Loans and financing	41,015	40,746
2.02.02	Debentures	145,833	149,035
2.02.03	Provisions		
2.02.04	Debt owed to affiliates	88,355	46,780
2.02.05	Others	90,504	86,438
2.02.05.01	Special obligations	60,936	59,800
2.02.05.02	Provisions for contingencies	28,427	26,134
2.02.05.03	Other	1,141	504
2.03	Results of future periods	0	0
2.04	Minority participation	0	0
2.05	Net equity	398,520	402,457
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common Stock	127,909	127,909
2.05.01.02	Preferred Stock A	205,760	205,760
2.05.01.03	Preferred Stock B	666	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary Correction of capital	9,837	9,837
2.02.02.02	Subscription premium of shares	6,057	6,057
2.05.02.03	Special Monetary Correction	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserves	9,927	9,927
2.05.02.06	Treasury Shares	(5,245)	(5,245)
2.05.03	Revaluation reserve		
2.05.03.01	Own assets		
2.05.03.02	Subsidiaries/affiliates		
2.05.04	Profit reserve	36,985	36,985
2.05.04.01	Legal reserve	8,703	8,703
2.05.04.02	Statutory reserve	28,282	28,282
2.05.04.03	Contingency reserve		
2.05.04.04	Reserve for future profits		
2.05.04.05	Retained profits		
2.05.04.06	Special reserve for undistributed dividends		
2.05.04.07	Other income reserve		
2.05.05	Accumulated earnings/losses	(3,937)	

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-01/01/2001 to 03/31/2001	4-01/01/2001 to 03/31/2001	5-01/01/2000 to 03/31/2000	6-01/01/2000 to 03/31/2000
3.01	Gross revenue from sales/services	47,736	47,736	39,897	39,897
3.02	Deductions from gross revenue	(12,418)	(12,418)	(10,276)	(10,276)
3.02.01	Invoiced VAT (ICMS)	(9,653)	(9,653)	(7,882)	(7,882)
3.02.02	Social contributions (PIS/COFINS)	(1,849)	(1,849)	(1,545)	(1,545)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(916)	(916)	(849)	(849)
3.03	Net revenue from sales/services	35,318	35,318	29,621	29,621
3.04	Cost of goods/services sold	(32,618)	(32,618)	(26,090)	(26,090)
3.04.01	Personnel	(4,977)	(4,977)	(4,192)	(4,192)
3.04.02	Material	(818)	(818)	(781)	(781)
3.04.03	Services rendered by third parties	(2,315)	(2,315)	(1,822)	(1,822)
3.04.04	Electric Energy purchased for resale	(16,938)	(16,938)	(11,778)	(11,778)
3.04.05	Royalties on Hydro Resources	(73)	(73)	(52)	(52)
3.04.06	Electric Power Transportation Charge	(1,204)	(1,204)	(1,246)	(1,246)
3.04.07	Depreciation / Amortization	(3,170)	(3,170)	(2,767)	(2,767)
3.04.08	Fuel Quota Equalization	(1,890)	(1,890)	(1,781)	(1,781)
3.04.09	Provision for contingencies	(33)	(33)	0	0
3.04.10	Other expenses	(1,200)	(1,200)	(1,671)	(1,671)
3.05	Earnings before interest and taxes (EBIT)	2,700	2,700	3,531	3,531
3.06	Other Operating expenses/ revenue	(9,801)	(9,801)	(26,577)	(26,577)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(8,998)	(8,998)	(25,795)	(25,795)
3.06.03.01	Financial revenue	1,170	1,170	1,544	1,544
3.06.03.02	Financial expenses	(10,168)	(10,168)	(27,339)	(27,339)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	(803)	(803)	(782)	(782)
3.06.06.01	Equity adjustment	(440)	(440)	(501)	(501)
3.06.06.02	Amortization of premium	(363)	(363)	(281)	(281)
3.07	Operating income	(7,101)	(7,101)	(23,046)	(23,046)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-01/01/2001 to 03/31/2001	4-01/01/2001 to 03/31/2001	5-01/01/2000 to 03/31/2000	6-01/01/2000 to 03/31/2000
3.08	Non operating income	1,671	1,671	79,328	1,347
3.08.01	Revenue	1,730	1,730	255,165	1,440
3.08.02	Expenses	(59)	(59)	(175,837)	(93)
3.09	Earnings before tax / profit-sharing; minority participation	(5,430)	(5,430)	56,282	(17,902)
3.10	Provision for income tax and social contribution	0	0	(12,868)	0
3.11	Deferred income tax	1,493	1,493	0	3,483
3.11.01	Social Contribution	359	359	0	
3.11.02	Income tax	1,134	1,134	0	
3.12	Profit sharing; minority shareholders/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interests on capital	0	0	14,489	0
3.15	Net income	(3,937)	(3,937)	57,903	(14,419)
	NUMBER OF SHARES, EXCEPT TREASURY SHARES (THOUSAND)	124,572,399	124,572,399	125,897,269	125,897,269
	EARNINGS PER SHARE			0.00046	0.00046
	LOSS PER SHARE	(0.00003)	(0.00003)		

04.01 - EXPLANATORY NOTES

1. OPERATIONS

Companhia Força e Luz Cataguazes-Leopoldina is an electric power concessionaire. Its area of concession comprises 200 locations including 66 municipalities in the State of Minas Gerais and one in the State of Rio de Janeiro, and 266,082 consumers (number unaudited by independent auditors).

As of March 31, 2001, the Company had a negative net working capital of R$28,617 (R$193,827 in consolidated). This imbalance results mainly from the acquisition of the share control in Sociedade Anônima de Eletrificacão da Paraíba - SAELPA - on November 30, 2000. To meet this commitment, the Company's management has entered into a long-term loan contract with BNDES in the amount of R$181,000, equivalent to 50% of SAELPA's acquisition, of which approximately R$109,000 will be released during 2001. Additionally, the shareholder Alliant Energy Holdings do Brasil Ltda. signed a Participation Contract with Empresa Energética de Sergipe - Energipe, which foresees the inflow of capital in PBPART SE 1 S/A, indirect parent company of SAELPA, equivalent to up to US$110 million to be effected in several phases up to January 2002, R$118,000 of which were capitalized on January 31, 2001.

The Company is also the parent company of Energisa S/A (parent company of Empresa Energética de Sergipe S/A - Energipe, Companhia Energética da Borborema - CELB and Sociedade Anônima de Eletrificação da Paraíba - SAELPA); of Companhia de Eletricidade de Nova Friburgo - CENF (electric energy concessionaires); of Cat-Leo Energia S.A. (independent energy producer); of Multipar S/A Planejamento e Corretagem de Seguros (insurance services and brokerage); of Multiagro Agropecuária, Comércio e Indústria Ltda. (agro-industrial); Teleserv S/A, Telecabo S/A and MCL Cabo S/A (telecommunications).

2. FINANCIAL STATEMENT PRESENTATION

The accompanying financial statements were prepared in accordance with the accounting practices set forth by the Brazilian corporate law, regulations and provisions of the Brazilian Securities Commission - CVM - and specific legislation applicable to concessionaires of Electric Energy Public Services, established by the Brazilian Electric Energy Agency - ANEEL. For preparation of the Quarterly Information (ITR), the Company adopted principles consistent with those of the financial statements of the year ended December 31, 2000, published on March 28, 2001 in the official press.

3. PRINCIPAL ACCOUNTING PRACTICES

a. Open market applications are represented by short-term fund investments and bank deposit certificates, which are stated according to their value updated to the balance sheet date.

b. The allowance for doubtful accounts is considered sufficient to cover eventual losses in the realization of receivables.

04.01 - EXPLANATORY NOTES

c. Inventories are stated at the average acquisition cost, which does not exceed market value.

d. Investments in subsidiaries are accounted for under the equity method of accounting, based on the shareholders' equity of such companies as of March 31, 2001. The remaining investments are accounted for at cost, monetarily restated to December 31, 1995.

Premium paid in the acquisition of share participation in the subsidiaries CENF, CELB, Energipe and SAELPA is amortized according to the period of the electric energy distribution concession, based on projections of the income of such concessionaires, i.e., CENF in 20 years starting July 1997, CELB in 30 years starting January 2000, Energipe in 30 years starting December 1997 and Saelpa under the straight-line method in 30 years starting December 2000. As of March 31, 2001, the balances to be amortized are: CENF, R$37,529, CELB R$76,441, Energipe R$7,505 and Saelpa R$289,608.

e. Fixed assets are stated at cost, monetarily restated to December 31, 1995. The additions, as from that date, are accounted for at cost. Depreciation is calculated according to the straight-line method, based on the estimated useful life of the assets, and is charged to income for the period or cost of construction in progress.

The premium related to the subsidiary Energipe is recorded in the consolidated fixed assets and amortized according to the period of the electric energy distribution concession, based on the income projections of Energipe for the next 30 years starting April 1998. As of March 31, 2001, the balance to be amortized related to this premium is R$511,116.

f. Deferred assets are stated at cost of acquisition of software for maintenance of the corporate system. Amortization is accounted for over five years, in accordance with the Concession Granting Authority.

g. Loans and financing are updated at the contractual rates in effect on the balance sheet closing date.

h. Income tax was calculated at the rate of 15% on the taxable income, plus an additional of 10% established by the effective legislation. The social contribution was calculated at the rate of 9%. Tax credits from deferred income tax and social contribution were computed in accordance with CVM Deliberation no. 273/97, at the rates of 25% and 8%, respectively, which will be in effect upon realization of these credits.

i. A provision was set up for contingent liabilities at amounts considered sufficient by management and legal advisors to cover unfavorable outcomes.

j. Revenues and expenses are recognized in current results under the accrual basis of accounting.

04.01 - EXPLANATORY NOTES

K. Other assets and liabilities are stated at values known or calculated, plus, when applicable, the related income earned/charges incurred to the balance sheet date.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Companhia Força e Luz Cataguazes-Leopoldina and of its subsidiaries as follows:

	Share Participation	
	03/31/2001	12/31/2000
Subsidiaries:		
Energisa S.A. (*)	50.07	50.07
Cia. de Eletricidade de Nova Friburgo	59.36	59.31
Multipar S.A.	99.96	99.96
Multiagro Ltda.	66.67	66.67
Teleserv S.A.	99.10	99.10
Telecabo S.A.	97.59	97.59
MCL Cabo S.A.	95.54	95.54
Cat-Leo Energia S.A.	99.99	99.99

(*) Parent company of Energipe (99.63% of voting capital and 99.66% of total capital).

Energipe is the indirect parent company of Companhia Energética da Borborema - CELB (85.83% of voting capital and 81.32% of total capital) and of Pbpart SE 1 S/A, which controls Pbpart SE 2 Ltda. The latter holds 87.63% of the voting capital and 74.29% of the total capital of Sociedade Anônima de Eletrificação da Paraíba - SAELPA.

The consolidated financial statements were prepared based on the financial statements of the subsidiaries as of March 31, 2001, in accordance with the technical consolidation criteria foreseen in CVM Instruction no. 247/96.

Following is the reconciliation between the income for the period and the shareholders' equity of the parent company and consolidated:

	03/31/2001		12/31/2000	
	Income for the quarter	Share-holders' equity	Income for the year	Share-holders' equity
Parent Company	(3,937)	398,520	73,872	402,457
Unrealized income in transactions with subsidiaries/related parties	(1,452)	(41,730)	(39,955)	(40,426)
Consolidated	(5,389)	356,790	33,917	362,031

04.01 - EXPLANATORY NOTES

5. INVESTMENTS

	Parent Company		Consolidated	
	03/31/2001	12/31/2000	03/31/2001	12/31/2000
Investments in subsidiaries	405,913	406,338	-	-
Premium from acquisition of investments	37,529	37,892	411,083	411,575
Investments stated at cost	10,933	10,932	11,164	11,164
	454,375	455,162	422,247	422,739

Following is a table containing information on investments in subsidiaries:

	Energisa S.A.	Cia. de Eletricidade de Nova Friburgo	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S/A	03/31/2001
Capital	359,266	15,600	3,553	5,550	1,140	300	168	13,151	
Number of shares and quotas held (thous.):									
Common	18,991	57,399	3,531	-	38	9	14	13,150	
Preferred	-	-	1	-	75	20	2	-	
Quotas	-	-	-	3,700	-	-	-	-	
Participation (%)	50.07	59.36	99.96	66.67	99.10	97.59	95.54	99.99	
Income for the period	(1,354)	907	(388)	(102)	-	-	-	156	
Shareholders' equity	739,641	32,183	535	1,767	1,079	264	70	13,364	
Equity adjustment	(678)	538	(388)	(68)	-	-	-	156	(440)
Investments	370,338	19,104	535	1,178	1,069	258	67	13,364	405,913

04.01 - EXPLANATORY NOTES

6. TRANSACTIONS WITH RELATED PARTIES

	Energis S.A	Cia. de Eletricidade de Nova Friburgo	Multipar S.A.	Multiagro Ltda.	Empresa Energética de Sergipe S/A	Teleserv S.A.	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S/A	Saelpa	Celb	PBPart Ltda.	03/31/2001
Advance and loans payable) receivable	3,79	(1,230)	(27)	311	(18,477)	4,049	156	371	14,254	1,677	769	(68,621)	(42,969)
Services provided		1,455	-	-	138	-	-	-	-		123	-	1,716
Electric energy supplied (acquired)		-	-	-	-	-	-	-	(379)	(2,783)	(321)	-	(3,483)
Financial revenues (expenses)		(66)	-	-	(340)	-	-	-	-	-	-	(1,758)	(2,164)
Software sales		-	-	-	-	-	-	-	-	1,500	-	-	1,500

Transactions are remunerated at 90% of CDI, according to the credit opening contract entered into in January 1999, maturing in December 2001.

The services (related to the administrative and support areas and acquisition of software for the integrated system for resources planning and management) were provided under usual market conditions.

Transactions are supported by contracts, which were submitted to Aneel's acknowledgement and approval and were entered into under usual market conditions.

04.01 - EXPLANATORY NOTES

7. LOANS AND FINANCING

	Parent Company		Consolidated	
	03/31/2001	12/31/2000	03/31/2001	12/31/2000
In local currency, interest of up to 6% p.a. (average rate of 5.3% p.a.) and monetary updating based on the long-term interest rate (TJLP) variation (Banese, Finep, Finame and BNDES)	30,428	30,646	260,263	259,014
In local currency, interest of up to 7% p.a. and Finel variation (Eletrobrás)	11,292	11,105	35,468	39,512
In local currency, interest of up to 4% p.a. and monetary updating based on the TJLP (BNDES)	-	-	51,047	50,877
In local currency, interest of up to 6% p.a. and monetary updating based on the General Market Price Index - IGP-M (Campina Grande City Hall)	-	-	-	25,976
In local currency, interest of 3% p.a. and monetary updating based on the IGP-M variation (Paraíba State)	-	-	224,204	219,445
In local currency, interest of up to 10% p.a. and monetary updating based on the IGP-DI variation (Inergus)	-	-	12,810	12,829
In local currency, interest of 1% p.m. and monetary updating based on the IGP-DI variation (Funasa)	-	-	6,866	6,973
In local currency, interest of up to 4.77% p.a. above CDI (Banco Mercantil, BIC Banco, Banco Bilbao Viscaya, Banco Bandeirante, Banco BNL, Banco Santos, Unibanco, Banco Rural, Banco Bradesco, Banco Mercantil and Banco Real)	-	25,888	11,327	43,435
Total local currency	41,720	67,639	601,985	658,061
In foreign currency (US$), interest of 12.27% p.a. plus exchange variation (Unibanco, Banco Real)	-	-	13,150	13,484
Total	41,720	67,639	615,135	671,545
Short-term portion	705	26,893	293,713	352,692
Long-term portion	41,015	40,746	321,422	318,853

Maturities of long-term financing are as follows:

	Parent Company		Consolidated	
	03/31/2001	12/31/2000	03/31/2001	12/31/2000
2002	5,259	4,587	79,160	77,300
2003	5,259	5,979	77,104	79,191
2004	6,258	6,207	79,110	77,821
2005	6,588	6,532	47,393	46,380
2006	6,271	6,217	15,676	15,449
2006 on	11,380	11,224	22,979	22,712
	41,015	40,746	321,422	318,853

04.01 - EXPLANATORY NOTES

8. DEBENTURES

Main characteristics of debentures:

	2nd issue	3rd issue		4th issue	
	single	1st series	2nd series	1st series	2nd series
c	Public	Public	Public	Public	Public
:	07/01/1997	08/01/1997	08/01/1997	12/08/1997	12/08/1997
:	12/01/2001	02/01/2005	02/01/2006	12/08/2007	12/08/2007
g	Floating	Floating	Floating	Real	Real
.	ANBID + 1% p.a.	TJLP +4% p.a.	TJLP +4% p.a.	TJLP+5.5%p.a.	TJLP+2.5% p.a.
0	3,500	3,000	2,500	663,609	1,067,696
-	35,000	30,000	25,000	33,180	53,385
-	2,093	3,000	2,500	663,609	1,067,696
0	1,407	-	-	-	-
-	48 monthly installments of 2% from 01/01/98 to 08/01/98 and of 2.1% from 09/01/98 to maturity	14 semiannual installments	14 semiannual installments	al installments, each representing 20% of l value on the issue date, plus the d portion of TJLP and interest, the 1st t maturing at the end of the 6th year after	
onvertible into shares		Nonconvertible into shares, together with bonus or subscription		Convertible into shares	
-	4,699	26,573	25,502	40,858	65,182
-	4,699	5,450	3,812	1,372	1,648
-	-	21,123	21,690	39,486	63,534

9. OBLIGATIONS RELATED TO THE CONCESSION

	Parent Company		Consolidated	
	03/31/2001	12/31/2000	03/31/2001	12/31/2000
Consumers contributions	59,527	58,391	99,233	96,437
Reversion reserve	1,409	1,409	1,711	1,711
	60,936	59,800	100,944	98,148

Consumers contributions represent participation of third parties in construction work for supply of electric energy in areas that are not included in the projects for expansion of electric energy concessionaires.

04.01 - EXPLANATORY NOTES

The reversion reserve, set up on December 31, 1971, represents the amount of funds from the reversion fund, which were used in the expansion projects of the parent company and the indirect subsidiary Energipe, plus interest of 5% p.a. on the balance.

These accounts, as well as the corresponding assets, should not be included for determining the financial and economic indicators, as they are not actual debts.

10. CAPITAL - PARENT COMPANY

The Parent Company's capital, subscribed and paid-in, is represented by 48,662,898,398 common shares, 78,280,837,239 class "A" preferred shares and 253,492,770 class "B" preferred shares, with no par value. Class "A" preferred shares do not have voting rights and have priority for reimbursement of capital in case of the Company's liquidation and for distribution of minimum noncumulative dividends of 10% p.a. Class "B" preferred shares do not have voting rights and have priority in the distribution of fixed noncumulative dividends of 6% p.a.

The Company's bylaws provide for the distribution of minimum mandatory dividends of 25% on the adjusted net income for the year.

The Administration Council, at the meeting held on May 25, 2000, authorized the acquisition, for treasury and later sale, of up to 200,000,000 common shares, 2,700,000,000 class "A" preferred shares and 25,000,000 class "B" preferred shares issued by the Company. By March 31, 2001, 16,554,955 common shares and 2,608,274,448 class "A" preferred shares had been acquired and were recorded under the caption Treasury Stock, classified under shareholders' equity in the amount of R$5,245.

11. STATUTORY RESERVE

This reserve represents the amount of income remaining after other reserves were set up and dividends were distributed. It is intended for expansion and renewal of installations and investments, limited to 80% of the capital.

04.01 - EXPLANATORY NOTES

12. ELECTRIC ENERGY SUPPLY

a. Parent Company

	Number of Consumers		MWh		R$	
	Unaudited by independent auditors		Unaudited by independent auditors			
	03/31/2001	03/31/2000	03/31/2001	03/31/2000	03/31/2001	03/31/2000
Residential	203,872	196,404	88,860	86,963	21,164	18,283
Industrial	3,283	3,347	78,583	72,096	9,183	7,406
Commercial	24,697	23,881	39,359	36,475	7,428	6,057
Rural	30,847	27,807	26,161	23,932	3,306	2,655
Public sector:						
Federal	39	26	89	88	24	15
State	366	354	1,729	1,624	276	223
Municipal	2,259	2,149	3,402	3,198	574	463
Public lighting	195	195	13,709	13,104	1,542	1,064
Public service	388	440	7,591	7,299	814	723
Own consumption	136	131	600	673	-	-
Subtotal	**266,082**	**254,734**	**260,083**	**245,452**	**44,311**	**36,889**
ICMS	-	-	-	-	(9,653)	(7,882)
Unbilled supply (net)	-	-	2,459	1,095	397	184
Supplier/sale of electric energy	-	-	181	-	55	-
Other billed services	-	-	-	-	2,973	2,824
Total	**266,082**	**254,734**	**262,723**	**246,547**	**38,083**	**32,015**

04.01 - EXPLANATORY NOTES

b. Consolidated

	Number of Consumers (*)		MWh (**)		R$ (**)	
	Unaudited by independent auditors		Unaudited by independent auditors			
	03/31/2001	03/31/2000	03/31/2001	03/31/2000	03/31/2001	03/31/2000
Residential	1,354,438	700,503	472,162	276,335	93,001	51,565
Industrial	12,039	7,512	503,722	335,010	45,312	24,523
Commercial	120,128	66,845	224,749	133,265	37,946	20,688
Rural	62,677	45,045	77,328	49,161	7,470	4,623
Public sector:						
Federal	544	339	14,011	5,960	2,122	806
State	5,639	632	21,676	10,459	3,548	1,459
Municipal	9,976	6,300	15,349	7,967	2,619	1,121
Public lighting	1,516	836	76,640	44,195	7,514	3,703
Public service	1,419	853	72,194	37,310	6,466	2,847
Own consumption	373	192	1,684	1,306	-	-
Subtotal	**1,568,749**	**829,057**	**1,479,515**	**900,968**	**205,998**	**111,335**
ICMS	-	-	-	-	(37,183)	(20,115)
Supplier/sale of electric energy	8	5	87,233	47,225	3,340	1,841
Unbilled supply (net)	-	-	(602)	12,400	176	1,125
Other billed services	-	-	-	-	4,261	3,394
Total	**1,568,757**	**829,063**	**1,566,146**	**960,593**	**176,592**	**97,580**

(*) Sum of the consumers of CFLCL, Energipe, CELB, Saelpa and CENF.
(**) Amounts as of 03/31/2000 include only CFLCL, CENF, Energipe and CELB, as SAELPA was acquired in November 2000.

13. INSURANCE

The amounts insured are determined and placed on technical bases and are considered sufficient to cover eventual losses from damages to permanent assets and inventories.

14. FINANCIAL INSTRUMENTS (CVM INSTRUCTION NO. 235/95)

The carrying values of financial instruments, assets and liabilities, are recorded in balance sheet accounts at amounts compatible with those used on the market. The Company and its subsidiaries do not conduct operations with derivatives or any other risk assets.

04.01 - EXPLANATORY NOTES

15. SUPPLEMENTARY RETIREMENT AND PENSION PLAN

Starting January 1997, the Company implemented the Cat-Leo Supplementary Retirement Fund, a defined contribution plan, which receives contributions from the Company and its employees. In the quarter ended March 31, 2001, the Company contributed with R$101 (R$82 in the first quarter of 2000), equivalent to 2.1% of its employees' payroll.

The indirect subsidiary Energipe sponsors the Energipe Institute of Social Security - Inergus, whose main objective is to provide social security supplementary benefits to its employees. Inergus uses the Defined Benefit Plan and the Capitalization Financial Regime for calculating and accumulating the funds required for its social security plan. The supplementary retirement and pension plan is evaluated by actuaries at the end of each year, to check whether the contribution rates are sufficient to build up the reserves required and to meet current and future payment commitments.

Energipe makes a monthly contribution of 7.53% on its employees' payroll, and the expense for the quarter ended March 31, 2001, related to this contribution aggregated R$323 (R$285 in the same period in 2000).

As established in CVM Resolution no. 371 of September 13, 2000, on December 31, 2000 the subsidiary Energipe set up a provision to cover the above-mentioned actuarial deficit of Inergus. The amount of R$12,647, related to the provision, and the corresponding tax effects of R$4,173 were recorded directly in Shareholders' Equity, and did not impact the income for the year ended December 31, 2000, of the subsidiary. The same procedure was followed by Energisa S.A. and by the Company, which recorded the amounts of R$8,445 and R$4,228, respectively, representing their participation in the provision mentioned above.

The indirect subsidiary Companhia Energética da Borborema - CELB - sponsors a supplementary retirement plan, managed by BB Previdência, whose main purpose is to provide to its employees supplementary benefits or benefits similar to those granted by the official social security.

The Defined Benefit Plan and the Capitalization Financial Regime are used for calculating and accumulating the funds required by the social security plan.

CELB contributes on a monthly basis with 3.4% of its employees' payroll, and the expense for the quarter ended March 31, 2001, related to this contribution amounted to R$40 (R$50 in the same period in 2000).

The plan showed a technical surplus in the amount of R$1,126, according to the actuaries' report included in the Statement of Actuarial Evaluation Results of the Benefit Plan.

04.01 - EXPLANATORY NOTES

The indirect subsidiary Sociedade Anônima de Eletrificacão da Paraiba - Saelpa - sponsors the Saelpa Foundation for Social Security - Funasa, a private pension closed entity, which also adopts the Defined Benefit Plan and the Capitalization Financial Regime for calculating and accumulating the funds required for its social security plan.

Saelpa contributes on a monthly basis with 13.8% of its employees' payroll, and the expense for the quarter ended March 31, 2001, related to this contribution amounted to R$ 936 (R$ 490 in the same period in 2000).

As established by CVM Resolution no. 371 of September 13, 2000, on December 31, 2000 Saelpa set up a provision to cover the actuarial deficit of Funasa of R$33,489 determined by independent actuaries as of December 31, 2000. Of this amount, R$31,102 were recorded by Funasa as Reserves to be Amortized, under Technical Reserves on the balance sheet, for account of the additional contribution to be made by the sponsor of 13.8% on the participants' payroll. The total deficit of R$33,489, and the related tax effects of R$11,051, were recorded directly in Shareholders' Equity, and did not impact the income for the year ended December 31, 2000, of the subsidiary Energisa.

05.01 - COMMENTARY ON THE QUATERLY PERFORMANCE OF THE COMPANY

To the Shareholders:

The report below reflects the main facts and results of the first quarter of 2001:

Cash generation grows 96%, but Company has negative results

Even though Companhia Força e Luz Cataguazes-Leopodina (CFLCL) and its subsidiaries generated funds 96% higher (R$39,617 thousand) than those for the same period of 2000 and increased the consolidated cash generation margin (EBITDA) from 22.1%, in the first quarter of last year, to 23.9% in the current quarter, it was impossible to revert the consolidated negative results of R$5,389 thousand (R$3,937 thousand in the parent company CFLCL, i.e., R$0.03 per thousand shares) in the first quarter of 2001. This performance resulted mainly from:

- reduction in purchases of electric energy related to the "Initial Contracts" - at lower tariffs - and consequently increase in purchases related to "Bilateral Contracts" - at higher tariffs - resulting in an increase in the consolidated energy cost between the two quarters in the range of R$1,500 thousand (R$4,200 thousand in CFLCL);

- lower own electric energy generation due to the unfavorable pluvial conditions during the quarter. Despite the acquisitions, in December 2000, of the Anna Maria and Guary plants (6.5 MW and annual production of 40 GWh), the energy generation by the Cataguazes-Leopoldina System in the first quarter of 2001 was 10% lower, reaching 89 GWh. This lower own energy generation affected the consolidated results by R$1,000 thousand (R$1,600 thousand in CFLCL); and

- the time lag between the dates for readjustment of energy purchase and transportation tariffs and the repass of such readjustment to supply tariffs, leading to a reduction in the consolidated operating revenues in the quarter in the range of R$4,100 thousand (R$1,000 thousand in CFLCL).

The electric energy tariffs of the distributors CELB and Energipe were readjusted by 15.93% and 15.80%, respectively, in February and April 2001. These readjustments reflect the application of contractual formulas, that consider the re-pass of uncontrollable costs (transportation, connection and energy acquired) incurred since mid 2000.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Considering that the concession contracts, signed by the electric energy concessionaires ensure tariff adjustments to reflect costs of the sector, the Brazilian Association of Electric Energy Distributors - Abradee, of which CFLCL and its subsidiaries are members, filed a "judicial action for automatic repass to the tariffs and legal charges" against the Brazilian Electric Energy Agency - Aneel, aiming to recover the losses from these uncontrollable costs, increased during year 2000 and not reflected in the distributors' tariffs.

It should be noted that time lags - such as those that occurred in 2000 up to the anniversary of the 2001 tariff readjustments, period in which the tariffs of energy generating companies were readjusted and not re-passed to the distributors - will be eliminated with the 2001 readjustments. Therefore, as in the example mentioned, in February and April 2001 respectively, with the subsidiaries CELB and Energipe, when the readjustments of the main suppliers had coinciding dates and foreseeing that CENF's and CFLCL's supply tariffs should also be, in June 2001, linked to those of the energy suppliers, the distributors of the Cataguazes-Leopoldina System will no more sustain losses of this nature.

The acquisition of Saelpa, formalized in November 2000, has not yet positively affected the consolidated results of the Cataguazes-Leopoldina System. With the actions implemented for reduction in technical and commercial energy losses (approximately 28%), and greater technical, administrative and financial efficiency, we expect to obtain significant synergy gains with the reduction in controllable expenses (personnel, supplies and third-party services), such as happened after the acquisitions of CENF, Energipe and CELB.

The cash generation, measured by EBITDA, of the Cataguazes-Leopoldina System distributors for the quarter, as well as the net financial expenses and the consolidated interest coverage indicators are as follows:

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Cash Generation (EBITDA)

(In thousands of R$)

	1st quarter		
Company	**2001**	**2000**	**Var. %**
CFLCL	6,520	6,781	(4)
CENF	2,018	1,225	65
Energipe	11,866	9,489	25
CELB	3,198	2,854	12
Saelpa	15,692	7,502	109
Consolidated	**39,617**	**20,262**	**96**
Adjusted consolidated margin (%)	23.9	22.1	-

Net Financial Expenses and Consolidated Coverage Indicators

Description	**Year 2000**	**1st quarter**	
		2001	**2000**
Net financial expenses (R$ thousand)	51,888	23,636	17,414
Financial indebtedness less cash and equivalents / annual EBITDA	6.8	4.6	4.0
EBITDA / Net financial expenses	2.2	1.7	1.2

Additionally, it is important to note that on February 1, 2001, CFLCL and its subsidiaries Energisa and Energipe announced that, on 01/31/2001, Energipe signed a Participation Contract and a Shareholders' Agreement with Alliant Energy Holdings do Brasil Ltda., which foresee that the latter will participate in up to 49.9% of the voting and total capital of PBPART - SE 1 S/A, created for the specific purpose of acquiring Sociedade Anônima de Eletrificação da Paraíba - Saelpa, whose control was acquired in a privatization auction on 11/30/2000. The Participation Contract foresees capital inflows in PBPART - SE 1 S/A, on the part of Alliant, in the amount of up to US$ 110 million (one hundred and ten million U.S. dollars), to occur in several phases up to January 2002, of which approximately R$118 million were capitalized on 01/31/2001.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Of the financing obtained from the State of Paraíba for acquisition of Saelpa, whose balance payable as of 03/31/2001 aggregates R$224,204 thousand, approximately 50% will be provided by BNDES and capitalization by Alliant.

Below are the individual and consolidated assets, commercial and performance indicators of the electric energy distributors for the first quarter:

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Number of employees	731	93	651	204	1,024	2,703
Number of consumers	266,082	70,565	386,712	118,796	726,603	1,568,757
GWh sold on retail market	260	77	463	134	546	1,480
Financial data (R$ thousand)						
Total assets	832,063	47,244	1,033,903	55,975	454,071	2,258,497
Cash and equivalents	3,948	1,208	29,516	731	3,627	58,829
Onerous indebtedness	293,034	540	258,285	12,846	37,711	783,669
Gross operating revenue	47,736	12,388	60,868	16,673	82,084	213,775
Net operating revenue	35,318	9,147	47,718	13,535	66,365	166,095
Energy activity results	2,700	1,319	8,421	1,984	18,064	32,481
Net income (loss)	(3,937)	907	(1,226)	659	10,714	(5,389)
Generation of funds (EBITDA)	6,520	2,018	11,866	3,198	15,692	39,617

Energy sales increased 64% and operating revenue, 82% in the quarter

From January to March 2001, the consolidated electric energy sales to the approximately 1.6 million consumers of Cataguazes-Leopoldina (CFLCL) and its subsidiaries CENF, Energipe, CELB and Saelpa in their retail markets aggregated 1,480 GWh. This volume represents an increase of 64% as compared to the sales of the same period in 2000. On the other hand, the consolidated gross operating revenue reached R$213,775 thousand (R$1.68 per thousand shares), representing an increase of 82% as compared to the same period in the preceding year. This performance results mainly from the acquisition of Saelpa in November 2000, as its revenues are recorded in this quarter, unlike what happened in the same quarter of 2000.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Electric energy consumption on CELB's market: In the quarter, the electric energy consumption in CELB's concession area should be noted, showing an increase of 8.2% as compared to the same period in 2000, followed by CFLCL's and Saelpa's markets, with respectively 6.0% and 5.2% of increase in sales. Considering the markets of the five distributors, the average increase in electric energy consumption on the markets of the Cataguazes-Leopoldina System companies in the first three months of 2001 was 4.7%, as compared to the same period in 2000.

% Growth of Electric Energy Sales to their Retail Market

(1st quarter of 2001)

Description	CFLCL	CENF	CELB	Energipe	Saelpa	Total
Total	**6.0**	**0.9**	**8.2**	**3.0**	**5.2**	**4.7**
. Residential	2.2	1.5	6.3	0.3	1.5	1.6
. Industrial	9.0	- 4.4	10.5	1.3	8.5	5.7
. Commercial	7.9	3.9	10.5	6.6	6.9	7.0
. Other classes	6.8	4.0	- 0.6	7.8	5.8	6.2

Note:

1) Growth as compared to the same period in 2000.

2) Total refers to the sum of the five companies, and, therefore, is not "consolidated", as in March 2000 Saelpa was not a member of the Cataguazes-Leopoldina System.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Energy Statement - 1st quarter of 2001 (In GWh)

	CFLCL	CENF	CELB	Energipe	Saelpa	Consolidated
(+) Energy sales						
. Residential	89	34	34	125	191	473
. Industrial	79	17	68	179	161	504
. Commercial	39	16	19	68	82	224
. Other classes	53	10	13	91	112	279
Total retail market	260	77	134	463	546	1,480
(+) Unbilled	2	-	(4)	1	-	(1)
(=) Overall total	262	77	130	464	546	1,479
(+) Losses	37	9	25	114	246	431
(+) Supply	-	2	15	46	70	133
(=) Energy required	299	88	170	624	862	2,043
. Own generation	70	14	-	-	-	84
. Energy acquired	229	74	170	624	862	1,959

Consolidated investments exceed R$38 million

In the quarter, CFLCL and its subsidiaries Cat-Leo Energia, CENF, Energipe, CELB and Saelpa invested R$38,986 thousand in programs for improvement of their electric systems. Of this amount, 46% were used for generation, 40% for electric energy transmission and distribution and the remaining 14% were used in auxiliary services.

Investments

Amounts in R$ thousand	**CFLCL (*)**	**CENF**	**Energipe**	**CELB**	**Saelpa**	**Total**
. Generation	17,710	151	40	-	-	17,901
. Transmission	289	-	-	-	-	289
. Distribution	2,668	786	8,765	1,268	1,789	15,276
. Auxiliary services	217	87	2,378	86	2,752	5,520
Total	**20,884**	**1,024**	**11,183**	**1,354**	**4,541**	**38,986**

(*) Includes investment in generation of subsidiary Cat-Leo Energia.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Among the investments made, the following stand out:

PCH Benjamim Mário Baptista ready for commercial operations: The construction schedule foresaw that PCH Benjamim Mário Baptista -Leopoldina has already received from the Brazilian Electric Energy Agency - ANEEL - an authorization to start definitively the commercial operations of PCH Benjamim Mário Baptista, and is only waiting for the Operation License (LO - Licença de Operacão) issued by the environmental agency.

Accelerated construction of the Juiz de Fora thermoelectric plant: The land-leveling and foundation work is at an accelerated pace, in the Industrial District of Juiz de Fora (MG), and the concrete infrastructure services are being hired. With a budget of R$108 million and a project divided into first and second phases, with total capacity of 103 MW and annual production of 820 GWh, this thermoelectric plant is one of the Cataguazes-Leopoldina System enterprises included in the Emergency Program for Electric Energy Generation of the Mines and Energy Ministry. Cat-Leo Energia holds 50% of the capital of this new energy generating unit and Alliant Energy holds the other 50%. In September 2001, the thermoelectric plant's first phase will start operations, at 82 MW of power and annual production capacity of 655 GWh. The investments planned for this first phase are in the range of R$80 million.

Dividends, interest on capital and share performance at the stock exchange

On April 26 and 27, 2001, the Shareholders' General Meetings approved the 2000 financial statements of CFLCL and its subsidiaries. Among the decisions is the approval of supplementary dividends and interest on capital of CFLCL, as in October interest on capital was prepaid at R$0.114 per thousand common shares and class "A preferred shares, and R$0.07 per thousand class "B" preferred shares. The supplementary interest on capital and dividends mentioned below will be paid as from June 25, 2001. The Company's shares are traded at the stock exchanges with these rights up to June 8, and thenceforth will be traded without such rights.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Dividends and interest payable on capital (In R$ / thousand shares)	
Dividends	
• Common	0.008091
• Class "A" preferred	0.008091
• Class "B" preferred	0.007501
Interest on capital	
• Common	0.185777
• Class "A" preferred	0.185777
• Class "B" preferred"	0.106705

In the first quarter of 2001, class "A" preferred shares of Cataguazes-Leopoldina, having greater liquidity and transactions amounting to R$1.6 million at the São Paulo Stock Exchange, went up 12.1%, whereas IBOVESPA was down by 5.9%.

In late March, class "A" preferred shares were quoted at R$1.85 per thousand shares, whereas their book value was R$3.13.

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CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS THOUSAND REAIS

1 - CODE	2 - DESCRIPTION	3-03/31/2001	4-12/31/2000
1	Total assets	2,258,497	2,173,909
1.01	Current assets	301,502	265,971
1.01.01	Cash on hand	58,829	43,933
1.01.01.01	Cash and banks	12,554	10,168
1.01.01.02	Marketable securities	46,275	33,765
1.01.02	Credits	163,041	151,613
1.01.02.01	Accounts receivable from Clients/Consumers	163,041	151,613
1.01.03	Stocks Inventory	6,648	5,577
1.01.03.01	Inventory	6,648	5,577
1.01.04	Others	72,984	64,848
1.01.04.01	Receivable titles	49,359	41,549
1.01.04.02	Recoverable taxes	21,600	17,951
1.01.04.03	Next period expenses	1,671	5,021
1.01.04.04	Others	354	327
1.02	Long term assets	275,511	271,630
1.02.01	Miscellaneous credits	54,442	64,562
1.02.01.01	Receivable titles	54,442	64,562
1.02.02	Credits with Affiliated Persons	0	0
1.02.02.01	Credits with Affiliated Companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related entities	0	0
1.02.03	Others	221,069	207,068
1.02.03.01	Judicial deposits	57,309	48,308
1.02.03.02	Tax incentive deposits	139,245	141,366
1.02.03.03	Others	24,515	17,394
1.03	Permanent assets	1,681,484	1,636,308
1.03.01	Investments	422,247	422,739
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.01.01	Cia. Industrial Cataguases	9,979	9,979
1.03.01.02	Holdings in subsidiaries	0	0
1.03.01.03	Other investments	412,268	412,760
1.03.01.03.01	Other company shares	1,185	1,185
1.03.01.03.02	Goodwill premium at CENF's investment	37,529	37,892
1.03.01.03.03	Goodwill premium at Energipe's investment	7,505	7,554
1.03.01.03.04	Goodwill premium at CELB's investment	76,441	76,506
1.03.01.03.05	Goodwill premium at Saelpa's investment	289,608	289,623
1.03.02	Fixed assets	1,258,472	1,212,807
1.03.02.01	Hydraulic Production	73,994	73,994
1.03.02.02	Transmission System associated to Production	11,324	11,324
1.03.02.03	Distribution of Lines/ Nets/Substations	664,285	658,898
1.03.02.04	Sales	91,730	91,184
1.03.02.05	Administration	48,441	45,476
1.03.02.06	Current fixed assets	153,300	103,065
1.03.02.07	Accumulated Depreciation	(295,718)	(285,775)
1.03.02.08	Premium in incorporated company	511,116	514,641
1.03.03	Deferred	765	762
1.03.03.01	Software Acquisition Costs	801	1,239
1.03.03.02	(-) Accumulated Amortization	(36)	(477)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-03/31/2001	4-12/31/2000
2	Total liabilities	2,258,497	2,173,909
2.01	Current liabilities	495,329	534,348
2.01.01	Loans and financing	293,713	352,692
2.01.02	Debentures	16,981	15,895
2.01.03	Suppliers	56,248	48,691
2.01.04	Taxes, fees and contributions	74,149	64,851
2.01.04.01	VAT (ICMS) payable	64,208	52,207
2.01.04.02	Social charges payable	2,434	2,173
2.01.04.03	Income tax and social contributions payable	266	90
2.01.04.04	Social contribution (PIS / Cofins) payable	5,925	5,527
2.01.04.05	Income tax withheld at source	0	3,437
2.01.04.06	Others	1,316	1,417
2.01.05	Dividends payable	0	0
2.01.06	Provisions	9,811	8,093
2.01.06.01	Provisions for vacations and salaries	9,811	8,093
2.01.07	Debt owed to affiliates	0	0
2.01.08	Others	44,427	44,126
2.01.08.01	Salaries payable	1,475	2,191
2.01.08.02	Profit sharing payable	1,576	1,576
2.01.08.03	Consumer charges payable	3,577	5,071
2.01.08.04	Interest on own capital payable	23,745	23,306
2.01.08.05	Incumbency of debts	5,720	1,850
2.01.08.06	Public illumination tax	3,937	3,357
2.01.08.07	Others	4,397	6,775
2.02	Long term liability	906,645	862,265
2.02.01	Loans and financing	321,422	318,853
2.02.02	Debentures	145,833	149,035
2.02.03	Provisions	0	0
2.02.04	Debt owed to affiliates	0	0
2.02.05	Others	439,390	394,377
2.02.05.01	Special obligations	100,944	98,148
2.02.05.02	Deferred income tax	1,892	1,964
2.02.05.03	Taxes payable	109,186	104,280
2.02.05.04	Contingencies provisions	120,262	141,291
2.02.05.05	Provision for actuarial deficit	46,136	46,553
2.02.05.06	Advance for future capital increase	59,444	0
2.02.05.07	Others	1,526	2,141
2.03	Results of future periods	0	0
2.04	Minority participation	499,733	415,265
2.05	Net equity	356,790	362,031
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common stocks	127,909	127,909
2.05.01.02	Preferred stocks A	205,760	205,760
2.05.01.03	Preferred stocks B	666	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary correction of capital	9,837	9,837
2.05.02.02	Premium subscription of shares	6,057	6,057
2.05.02.03	Special monetary correction of capital	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserve	9,927	9,927
2.05.02.06	Treasury shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Profit reserve	0	0
2.05.04.01	Legal reserve	0	0
2.05.04.02	Statutory reserve	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORCA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-06/30/2000	4-03/31/2000
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Reserve for future profits	0	0
2.05.04.05	Retained profit	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other income reserve	0	0
2.05.05	Accumulated earnings/losses	([illegible],682)	(3,441)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-01/01/2001 to 03/31/2001	4-01/01/2001 to 03/31/2001	5-01/01/2000 to 03/31/2000	5-01/01/2000 to 03/31/2000
3.01	Gross revenue from sales/services	213,775	213,775	117,721	117,721
3.02	Deductions from gross revenue	(47,680)	(47,680)	(26,223)	(26,223)
3.02.01	Invoiced ICMS	(37,183)	(37,183)	(20,115)	(20,115)
3.02.02	Pis, Cofins, and ISS	(7,830)	(7,830)	(4,451)	(4,451)
3.02.03	Quotas to the Global Reversion Reserve - RGR	(2,667)	(2,667)	(1,657)	(1,657)
3.03	Net revenue from sales/services	166,095	166,095	91,498	91,498
3.04	Cost of goods/services sold	(133,614)	(133,614)	(80,675)	(80,675)
3.04.01	Personnel	(23,717)	(23,717)	(13,889)	(13,889)
3.04.02	Material	(2,783)	(2,783)	(2,178)	(2,178)
3.04.03	Services rendered by third parties	(10,535)	(10,535)	(6,670)	(6,670)
3.04.04	Electric Energy purchased for resale	(71,931)	(71,931)	(38,850)	(38,850)
3.04.05	Royalties on Hydro Resources	(73)	(73)	(52)	(52)
3.04.06	Electric Potency Transportation Charge	(11,831)	(11,831)	(5,178)	(5,178)
3.04.07	Depreciation / Amortization	(10,448)	(10,448)	(6,217)	(6,217)
3.04.08	Fuel quota equalization -CCC	(5,806)	(5,806)	(4,515)	(4,515)
3.04.09	Provision (reversion) for contingencies	6,880	6,880	0	0
3.04.10	Other expenses	(3,370)	(3,370)	(3,126)	(3,126)
3.05	Earnings before interest and taxes (EBIT)	32,481	32,481	10,823	10,823
3.06	Other operating expenses	(27,739)	(27,739)	(34,483)	(34,483)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(23,636)	(23,636)	(31,903)	(31,903)
3.06.03.01	Financial revenue	10,154	10,154	7,980	7,980
3.06.03.02	Financial expenses	(33,790)	(33,790)	(39,883)	(39,883)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	(4,103)	(4,103)	(2,580)	(2,580)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT

1 - CODE	2 - DESCRIPTION	3-01/01/2001 to 03/31/2001	4-01/01/2001 to 03/31/2001	5-01/01/2000 to 03/31/2000	5-01/01/2000 to 03/31/2000
3.06.06.01	Premium Amortization	(4,103)	(4,103)	(2,580)	(2,580)
3.07	Operating income	4,742	4,742	(23,660)	(23,660)
3.08	Non-operating income	(1,315)	(1,315)	39,689	39,689
3.08.01	Revenue	576	576	215,620	215,620
3.08.02	Expenses	(1,891)	(1,891)	(175,931)	(175,931)
3.09	Earning before tax / profit-sharing	3,427	3,427	16,029	16,029
3.10	Provision for income tax and social contribution	(4,247)	(4,247)	(12,662)	(12,662)
3.11	Deferred income tax	0	0	0	0
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on own capital	0	0	14,489	14,489
3.14	Minority participation	(4,569)	(4,569)	351	351
3.15	Net income	(5,389)	(5,389)	18,207	18,207
	Number of shares, ex. Treasury (THOUSAND)	124,572,399	124,572,399	125,897,269	125,897,269
	Earnings per Share			0.00014	0.00014
	Loss per share	(0.00004)	(0.00004)		

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the company performance, item 05.01

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

09.01 - INTEREST IN SUBSIDIARIES / AFFILIATES

1-ITEM	2-Corporate Name	3-CGC	4- Classification	5- Participation in the capital of the invested company	6- Net equity of the investor
7-Type of Company		8-Number of shares held in current quarter (THOUSAND)	9- Number of shares held in previous quarter (THOUSAND REAIS)		
01	CIA DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD COMPANY	59.36	4.49
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		57,399	57,247		
02	ENERGISA S.A.	00.864.214/0001-06	PUBLICLY-HELD COMPANY	50.07	93.92
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		18,991	18,991		

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	01
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-90 / 048
4 - CVM REGISTRATION DATE	09/27/1990
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PRIVATE
8 - DATE OF ISSUE	07/01/1990
9 - MATURITY DATE	07/01/2002
10 - KIND OF DEBENTURE	SUBORDINATE
11 - CONDITION OF REMUNERATION	TR + 12% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	4,275.57
14 - ISSUED AMOUNT (THOUSAND REAIS)	128,267
15 - ISSUED SECURITIES (UNIT)	30,000
16 - CURRENT SECURITIES (UNIT)	0
17 - SECURITIES IN TREASURY (UNIT)	30,000
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	06/01/1993
22 - DATE OF THE NEXT EVENT	07/01/2002

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ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	02
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-97 / 093
4 - CVM REGISTRATION DATE	10/15/1997
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	17/01/1997
9 - MATURITY DATE	13/01/2001
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNERATION	ANDIB - 1% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	1,900.94
14 - ISSUED AMOUNT (THOUSAND REAIS)	4,699
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,500
16 - OUTSTANDING SECURITIES (UNIT)	2,472
17 - SECURITIES IN TREASURY (UNIT)	1,028
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	10/01/2001

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 048
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TJLP + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	8,857.66
14 - ISSUED AMOUNT (THOUSAND REAIS)	26,573
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,000
16 - OUTSTANDING SECURITIES (UNIT)	3,000
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2005

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/049
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	03/01/1997
9 - MATURITY DATE	02/01/2006
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TR + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	10,200.98
14 - ISSUED AMOUNT (THOUSAND REAIS)	25,502
15 - ISSUED SECURITIES AMOUNT (UNIT)	2,500
16 - OUTSTANDING SECURITIES (UNIT)	2,500
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2006

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COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORCA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/037
4 - CVM REGISTRATION DATE	1[illegible]/21/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITIONOF REMUNARATION	TJLP + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	61.57
14 - ISSUED AMOUNT (THOUSAND REAIS)	40,858
15 - ISSUED SECURITIES AMOUNT (UNIT)	663,609
16 - OUTSTANDING SECURITIES (UNIT)	663,609
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/01/2007

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORCA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	06
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 038
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 2.5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	61.05
14 - ISSUED AMOUNT (THOUSAND REAIS)	65,182
15 - ISSUED SECURITIES AMOUNT (UNIT)	1,067,696
16 - OUTSTANDING SECURITIES (UNIT)	1,067,696
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/08/2007

12.01 - COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

Does not apply to the Company.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

The statements of the results are presented as follows for the indirect holdings Empresa Energética de Sergipe S/A – Energipe, CELB – Companhia Energética da Borborema, and Saelpa – Sociedade Anônima de Eletrificação da Paraiba.

Income Statement (in R$ thousands)
- 1st Quarter -

	Energipe		CELB		Saelpa	
	2001	2000	2001	2000	2001	2000
Gross Revenue	**60,868**	**54,095**	**16,673**	**14,437**	**82,084**	**66,377**
Invoiced ICMS	(10,227)	(7,916)	(2,457)	(1,978)	(12,196)	(12,456)
PIS, Cofins e ISS	(2,249)	(1,979)	(609)	(527)	(2,657)	(2,352)
Quotas for the Global Reversal Reserve	(674)	(638)	(72)	(49)	(866)	(966)
Net Revenue	**47,718**	**43,562**	**13,535**	**11,883**	**66,365**	**50,603**
Personnel	(6,268)	(5,394)	(1,636)	(3,682)	(10,089)	(8,414)
Material	(895)	(1,100)	(217)	(123)	(744)	(860)
Third Party Services	(2,946)	(3,821)	(904)	(805)	(4,149)	(3,064)
Energy Purchased for Resale	(20,650)	(19,149)	(6,214)	(4,517)	(28,806)	(23,970)
Electricity Potency Transportation	(3,706)	(3,047)	(1,125)	(885)	(5,796)	(4,697)
Depreciation / Amortization	(2,857)	(2,555)	(638)	(445)	(3,231)	(3,057)
CCC – Fuel Consumption Account	(1,360)	(1,688)	(379)	(458)	(1,579)	(1,972)
Provision for Doubtful Accounts and Contingencies	206		(316)		7,346	(5,244)
Other Expenses	(821)	(919)	(122)	(117)	(1,253)	(936)
Result for the Electricity Activities	**8,421**	**5,889**	**1,984**	**851**	**18.064**	**(1.611)**
Financial Revenue	2,215	3,926	511	90	2.453	
Financial Expenses	(10,427)	(9,179)	(1,542)	(302)	(3.888)	
Result of the Equity Adjustment	2,429	(141)	-	-	-	
Amortization of the Premium	(3,524)	(2,085)	-	-	-	
Operating Result	**(886)**	**(1,590)**	953	639	**16.629**	
Non-Operating Revenue	49	245	44	44	27	5
Non-Operating Expense	(1,474)	(29)	(1)	(25)	-	(16)
Result before Income Tax and Social Contribution	**(2,311)**	**(1,374)**	996	**658**	**16.656**	**(9.980)**
Income Tax and Social Contribution	1,085	493	(337)	(204)	(5.942)	-
Net Income (loss)	**(1,226)**	**(881)**	**659**	**454**	**10.714**	**(9.980)**

17.01 – REPORT OF THE SPECIAL REVISION – WITHOUT EXCEPTION

To the Administration Council and Shareholders of

Companhia Força e Luz Cataguazes-Leopoldina:

(1) We have performed a special review of the individual (Parent Company) and consolidated Quarterly Information (ITRs) of COMPANHIA FORÇA E LUZ CATAGUAZES-*LEOPOLDINA* and Subsidiaries, comprising the balance sheet as of March 31, 2001, the statement of income for the quarter then ended, the management report on performance and other relevant information, prepared by the Company's management.

(2) Our special review was conducted in accordance with specific standards for such reviews established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council, which basically consisted of: (a) making inquiries of the members of the Company's management responsible for the accounting, financial and operating areas and discussing the principles adopted in preparing the Quarterly Information; and (b) reviewing the information and subsequent events that have affected or may materially affect the Company's financial position and results of operations.

(3) Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) in order for it to be in accordance with accounting practices established by the Brazilian corporate law. This Quarterly Information was prepared in accordance with standards laid down by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of such information.

(4) The balance sheet as of December 31, 2000 (individual and consolidated), presented for comparative purposes, was examined by us according to our unqualified report dated February 20, 2001. The individual and consolidated statements of income for the quarter ended March 31, 2000 were reviewed by us and our unqualified special review report was issued on May 9, 2000.

Cataguases, May 10, 2001.

ARTHUR ANDERSEN S/C

Mauro Moreira
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2001 to 03/31/2001	4-01/01/2001 to 03/31/2001	5-01/01/2000 to 03/31/2000	6-01/01/2000 to 03/31/2000
3.01	Gross revenue from sales/services	12,388	12,388	10,618	10,618
3.02	Deductions from gross revenue	(3,241)	(3,241)	(2,796)	(2,796)
3.02.01	Invoiced VAT (ICMS)	(2,650)	(2,650)	(2,287)	(2,287)
3.02.02	Social contributions (PIS/COFINS)	(452)	(452)	(388)	(388)
3.02.03	Quotas to the Global Reversion Reserve - *RGR)*	(139)	(139)	(121)	(121)
3.03	Net revenue from sales/services	9,147	9,147	7,822	7,822
3.04	Cost of goods/services sold	(7,828)	(7,828)	(7,182)	(7,182)
3.04.01	Personnel	(674)	(674)	(559)	(559)
3.04.02	Material	(92)	(92)	(166)	(166)
3.04.03	Services rendered by third parties	(1,758)	(1,758)	(1,618)	(1,618)
3.04.04	Electric Energy purchase for resale	(3,960)	(3,960)	(3,613)	(3,613)
3.04.05	Depreciation	(512)	(512)	(450)	(450)
3.04.06	Fuel quota equalization - CCC	(598)	(598)	(587)	(587)
3.04.07	Other expenses	(234)	(234)	(189)	(189)
3.05	Earnings before interest and taxes (EBIT)	1,319	1,319	640	640
3.06	Other Operating expenses/revenues	46	46	(77)	(77)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	46	46	(77)	(77)
3.06.03.01	Financial revenue	156	156	135	135
3.06.03.02	Financial expenses	(110)	(110)	(212)	(212)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity income result	0	0	0	0
3.07	Operating income	1,365	1,365	563	563
3.08	Non-operating income	(5)	(5)	64	64
3.08.01	Revenue	18	18	104	104
3.08.02	Expenses	(23)	(23)	(40)	(40)
3.09	Income before Tax/profit-sharing	1,360	1,360	627	627
3.10	Provision for income tax and social contribution	(453)	(453)	(279)	(279)
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2001 to 03/31/2001	4-01/01/2001 to 03/31/2001	5-01/01/2000 to 03/31/2000	6-01/01/2000 to 03/31/2000
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	907	907	348	348
	SHARE NUMBER EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE	0.00938	0.00938	0.00360	0.00360
	LOSS PER SHARE				

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

SUBSIDIARY / AFFILIATE: CIA. DE ELETRICIDADE DE NOVA FRIBURGO

See comments on the performance of the parent company.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2001 to 03/31/2001	4-01/01/2001 to 03/31/2001	5-01/01/2000 to 03/31/2000	6-01/01/2000 to 03/31/2000
3.01	Gross revenue from sales/services	0	0	0	0
3.02	Deductions from gross revenue	0	0	0	0
3.03	Net revenue from sales/services	0	0	0	0
3.04	Cost of goods/services sold	0	0	0	0
3.05	Gross operating profit	0	0	0	0
3.06	Operating expenses/revenue	(1,354)	(1,354)	(1,076)	(1,076)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	(87)	(87)	(49)	(49)
3.06.03	Financial results	66	66	31	31
3.06.03.01	Financial revenue	82	82	209	209
3.06.03.02	Financial expenses	(16)	(16)	(178)	(178)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	(1,333)	(1,333)	(1,058)	(1,058)
3.06.06.01	Equity adjustment	(1,222)	(1,222)	(817)	(817)
3.06.06.02	Discount Amortization	(111)	(111)	(241)	(241)
3.07	Operating income	(1,354)	(1,354)	(1,076)	(1,076)
3.08	Non-operating income	0	0	0	0
3.08.01	Revenue	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Tax/profit-sharing	(1,354)	(1,354)	(1,076)	(1,076)
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2001 to 03/31/2001	4-01/01/2001 to 03/31/2001	5-01/01/2000 to 03/31/2000	6-01/01/2000 to 03/31/2000
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on capital	0	0	0	0
3.15	Net income /loss	(1,354)	(1,354)	(1,076)	(1,076)
	SHARE NUMBER EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.03570)	(0.03570)	(0.02837)	(0.02837)

18.02 – COMMENT ON THE PERFORMANCE OF THE SUBSIDIARY / AFFILIATE COMPANY

See comments on the performance of the parent company.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2001 **Corporate Legislation**
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORCA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

TABLE OF CONTENTS

Release No. 05/2001
May 31, 2001

(letterhead of Companhia Força e Luz Cataguazes-Leopoldina)

Investor Relations Newsletter

Teleserv S/A starts operations

In line with the business expansion strategy of the Cataguazes-Leopoldina System and its profile as a multi-purpose utility company, Teleserv S/A, a subsidiary of Companhia Força e Luz Cataguazes-Leopoldina (CFLCL), started operations on May 18, 2001 in the Greater Aracaju area in the state of Sergipe. Teleserv is CFLCL's first undertaking in the converging telecommunications business and operates under the brand name LIG TV.

LIG TV is the second company in South America to operate an MMDS (Multipoint Multichannel Distribution Service) system, which uses digital technology. LIG TV is the first company to work with digital and analog signals at the same time. Because of its digital signal reception, processing and transmission technology, LIG TV will be able to introduce a range of new services, which it will launch in due course, such as broadband Internet, interactive TV and others. Programming is another differential, as some of the best channels in the world are included with several packages for clients to choose from.

Teleserv has already invested US$2.9 million and is expected to invest an additional US$6.0 million in the next three years.

- **Consolidated operating revenues were R$290.6 million during 4-month period**

Comparative data for CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators–Jan/April 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross revenues - R$ million	63.5	16.6	80.6	22.7	112.6	290.6 (**)
Gross revenues % increase	20.5	16.1	13.7	20.1	11.3	87.0
Power sales – GWh	350	104	622	179	730	1,995 (**)
Proprietary Market						
• Residential	120	46	166	45	254	631
• Manufacturing..................	105	23	242	92	215	686
• Commercial	53	22	92	25	110	303
• Other	72	13	122	17	149	374
Increase in sales - % (*)	6.7	2.2	3.1	8.7	4.5	65.0
• Residential	3.7	2.4	2.1	9.6	0.7	73.2
• Manufacturing..................	6.1	(3.0)	(0.2)	9.9	7.4	50.0
• Commercial	9.8	6.5	6.7	10.1	6.6	70.1
• Other	7.7	4.2	8.8	(0.7)	5.9	78.9

(*) Increase over Jan/April 2000.
(**) Consolidated figures include revenues from Cat-Leo Energia.

CFLCL' consolidated gross operating revenues were R$ 290.6 million during the period of January to April 2001, which corresponds to a 87% increase over the same four-month period of last year. With consolidated physical sales of 1,995 GWh in its proprietary markets, CFLCL experienced during the first four months of 2001 a 65% increase in the amount of power traded.

This result is primarily attributable to the acquisition of Saelpa in November 2000, as such four-month period includes income from Saelpa, which did not occur in the corresponding four-month period of 2000.

Considering the markets for the five distributing companies, the average consolidated increase in power consumption in the proprietary markets for such companies was 4.7% during the four-month period as compared to the same period in 2000.

Cataguazes-Leopoldina to issue ADR's in the U.S.

CFLCL has submitted an application to the Brazilian Securities Commission ("CVM") for permission to issue American Depositary Receipts in New York, with the intended purpose of achieving greater visibility for the Company's securities, exposing their potential and seeking better market quotations. With greater access to the capital markets, Cataguazes-Leopoldina expects to secure better funding, expand its investor base and improve the prospects of new partnerships and leverage abroad. The application for a level 1 ADR program made by CFLCL is now being reviewed by CVM. Each ADR will correspond to 10,000 common shares or 10,000 class "A" preferred shares of the capital stock of CFLCL. The issuing bank for the ADR's will be The Bank of New York and Banco Itaú S/A will be the custodian for the securities. The Securities and Exchange Commission ("SEC") has approved the registration for the trading of the Company's receipts in the over-the-counter market in the United States.

Please do not hesitate to contact us for additional clarification and information.

In Cataguases - Phone: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: (21) 509-3771 / 509-7622 / Fax: (21) 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Officer

File N°. 82-5147

02 JAN 25 AM 8:23

Release No. 06/2001
June 28, 2001

(letterhead of Companhia Força e Luz Cataguazes-Leopoldina)

Investor Relations Newsletter

Cataguazes-Leopoldina acquires the Baú I Hydroelectric Potential

Cataguazes-Leopoldina won today the competitive bidding conducted by the Special Competitive Bidding Commission of the National Power Agency - Aneel, the purpose of which was a concession to build and operate the Baú I Hydroelectric Plant, in Minas Gerais. This 110 MW plant, with an annual output of 430 GWh, will involve investments of approximately R$ 140 million. In addition to this plant, which will be built over a period of five years, the Cataguazes-Leopoldina System has plans to build 7 Small Power Plants (PHC's) until 2003 and one medium-sized plant (Barra do Braúna), having a total capacity of approximately 190 MW, and to install two thermoelectric plants: one in Juiz de Fora, with a capacity of 103 MW, and another in Sergipe, with a capacity of 90 MW, both as part of the strategic partnership with Alliant Energy. Such generation projections will collectively require funding in the order of R$ 640 million. At present the Cataguazes-Leopoldina System has an installed capacity of 70 MW.

- **Power rates for Cataguazes-Leopoldina and CENF increase 19.33% and 16.25%, respectively**

Aneel gave Cataguazes-Leopoldina and CENF permission to increase by 19.33% and 16.25%, respectively, their power rates starting June 18, 2001. Such adjustments are a result of the application of contractual formulas.

The adjustments will entail a yearly increase of approximately R$ 37 million (R$17 million in 2001) in gross billings for the parent of Cataguazes-Leopoldina and R$ 8 million (R$ 4 million 2001) in gross billings for the parent of CENF.

- **Consolidated operating revenues were R$373.1 million during 5-month period**

Comparative data for CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators–Jan/May 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross revenues - R$ million	79,7	20,7	105,0	29,4	146,8	373,1
Gross revenues % increase	21,1	15,6	16,0	20,0	19,1	89,6
Power sales – GWh	435	129	776	221	913	2.474
Proprietary Market						
• Residential	147	57	206	56	316	782

• Manufacturing...................	132	29	303	113	273	850
• Commercial	65	26	116	31	137	375
• Other	91	17	151	21	186	466
Increase in sales - % (*).	6,3	1,1	3,6	7,3	5,2	65,8
• Residential	2,6	1,6	1,6	7,7	0,8	72,1
• Manufacturing....................	8,1	(3,2)	0,7	9,0	9,1	52,8
• Commercial	9,6	3,0	7,5	8,2	7,0	69,7
• Other	7,5	4,3	9,5	(2,7)	6,0	78,9

(*) Increase over Jan/May 2000.

CFLCL' consolidated gross operating revenues were R$ 373.1 million during the period of January to May 2001, which corresponds to a 90% increase over the same period last year. With consolidated physical sales of 2,474 GWh in its proprietary markets, CFLCL experienced during the first five months of 2001 a 66% increase in the amount of power traded.

This result is primarily attributable to the acquisition of Saelpa in November 2000, as such five-month period includes income from Saelpa, which did not occur in the corresponding period of 2000.

Considering the markets for the five distributing companies, the average consolidated increase in power consumption in the proprietary markets for such companies was 4.8% during the five-month period as compared to the same period in 2000.

Rationing: reduction in power consumption to exceed proposed goal

During the first 20 days of June the power utilities that are part of the Cataguazes-Leopoldina System recorded a 16% drop in consolidated power sales (314 GWh) in their proprietary markets from the same period in 2000. This evidences adherence by consumers to the rationing plan established by the Federal Government, which became effective at the beginning of the month. Except for Energipe's market, which up to such date was still 2.2% above the savings target set by the Power Crisis Management Chamber (CGCE), in the concession areas for the remaining utilities in the Cataguazes-Leopoldina System the reduction in consumption fell below the goals set: CFLCL (-0.3%), CENF (-5.6%), Saelpa (-7.3%) and CELB (-8.8%).

Please do not hesitate to contact us for additional clarification and information.

In Cataguazes - Phone: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: (21) 509-3771 / 509-7622 / Fax: (21) 221-7954

http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Officer

File N°. 82-5147

Release No. 07/2001
July 26, 2001

(letterhead of Companhia Força e Luz Cataguazes-Leopoldina)

Investor Relations Newsletter

Power Rationing

Reduction in consumption meets target during first 20 days in July

During the first 20 days in July, the distribution companies that are part of the Cataguazes-Leopoldina System met the power savings targets set by the Power Crisis Management Chamber (CGCE). During this period consolidated power consumption was 296 GWh, i.e., 10.3% below the target which had been set at 330 GWh (see chart). With respect to the results of each company, the percentage reduction in consumption vis-à-vis the targets was: CENF (-20.2%), CELB (-12.5%), Saelpa (-12.3%), CFLCL (-9.0%) and Energipe (-5.8%).


Comparison between Consumption and Target
(20 days in July 2001 - GWh)
14,2
17,8
24,5
28
49,3
54,2
91,1
96,7
118,9
133,3
296
330
CENF
CELB
CFLCL
Energipe
Saelpa
Total
Consumption
Target

Consumer Type	GWh billings (June) 2001	2000	% Var.
Proprietary Market			
Residential	131.2	147.6	- 11.1
Manufacturing	185.8	172.3	+ 7.8
Commercial	64.3	68.1	- 5.6
Rural	21.3	21.5	- 1.1
Other	68.2	66.6	+ 2.4
Consolidated Total	**470.8**	**476.1**	**- 1.1**

June results influenced by adjustments in scheduled account readings

The Cataguazes-Leopoldina System recorded consolidated power sales of 470.8 GWh in June, 1.1% below the same month in 2000. Such result is attributable to two factors: 1) billings for the month of June included a portion of power consumption for the month of May, when the rationing plan was not yet in place; and 2) adjustment in the scheduled readings for consumers with a demand in excess of 2,500 KW (Resolution No. 22 of the Power Crisis Management Chamber (CGCE)), which increased the number of billing days in the power accounts of such consumers. This had a stronger impact on manufacturing-sector consumers, particularly in the concession areas of Energipe, CELB and Saelpa, since large manufacturing concerns have a greater share of such markets.

- **Consolidated operating revenues were R$458.6 million during 1st half of 2001**

Comparative data for CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators–Jan/Jun 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross revenues - R$ million	104.8	24.0	131.7	35.1	175.2	458.6
Gross revenues % increase	31.3	9.6	20.0	21.0	18.9	92.9
Power sales – GWh	505	150	944	259	1,088	2,946
Proprietary Market						
• Residential	169	66	241	65	372	913
• Manufacturing...................	154	34	386	131	331	1,036
• Commercial	74	30	138	37	161	440
• Other	108	20	179	26	224	557
Increase in sales - % (*).	2.6	(3.4)	5.2	4.0	4.2	62.9
• Residential	(1.4)	(3.4)	-	6.0	(0.2)	68.3
• Manufacturing...................	4.3	(7.6)	6.3	3.9	8.2	50.3
• Commercial	6.2	(2.2)	7.2	6.1	4.6	66.8
• Other	4.5	2.6	8.7	(3.3)	6.1	77.2

(*) Increase over Jan/Jun 2000.

CFLCL' consolidated gross operating revenues were R$ 458.6 million during the first half of 2001, which corresponds to a 93% increase over the same period of last year. With consolidated physical sales of 2,946 GWh in its proprietary markets, CFLCL experienced during the first six months of 2001 a 62.9% increase in the amount of power traded.

This result is primarily attributable to the acquisition of Saelpa in November 2000, as such six-month period includes income from Saelpa, which did not occur in the corresponding period of 2000.

Considering the markets for the five distributing companies which are part of the Cataguazes-Leopoldina System, the average consolidated increase in power consumption in the

proprietary markets for such companies was 3.8% as compared to the same period in 2000.

Energipe secures registration as a publicly-held company

Energipe has secured from the Brazilian Exchange Commission (CVM) its registration as a publicly-held company and is now permitted to trade its securities on stock exchanges. The company's trading code will be "ENSE". As of March 31, 2001, Energipe had consolidated assets of R$ 1.8 billion and stockholders' equity of R$ 695.6 million, which includes R$ 260.2 million contributed by its parent Energisa S/A as "advances for future capital increase." The capital stock is currently R$ 437.8 million, represented by 44,729 shares.

Please do not hesitate to contact us for additional clarification and information.

In Cataguazes - Phone: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: (21) 509-3771 / 509-7622 / Fax: (21) 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Officer

File N°. 82-5147

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

FILING CERTIFICATE

Date of filling: 08/10/2001

Person in charge: Carlos Aurélio Martins Pimentel

Area Code and Telephone Number: 032 3429-6226

Quantity of diskettes produced: 1

Maurício Perez Botelho

Investor Relations Director

SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, AND THE COMPANY'S ADMINISTRATORS REMAIN LIABLE FOR THE VERACITY OF THE INFORMATION RENDERED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527-639/0001-58
4 - NIRE 3130004099-2		

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS			2 - LOCALITY OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
3 - CEP 36770-901	4 - MUNICIPALITY Cataguases		5 - UF (Federal Unit-State) MG	
6 - DDD 32	7 - TELEPHONE 3429-6000	8 - TELEPHONE 3429-6282	9 - TELEPHONE 3429-6226	10 - TELEX
11 - DDD 32	12 - Fax: 3421-4240	13 - Fax: 3422-1701	14 - FAX -	
15 - E-MAIL stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 - NAME				
Mauricio Perez Botelho				
2 - COMPLETE ADDRESS Praça Rui Barbosa, 80			3 - Locality or District Centro	
4 - CEP 36770-901	5 - MUNICIPALITY Cataguases			6 - UF MG
7 - DDD 32	8 - Telephone 3429-6000	9 - Telephone 3429-6282	10 - Telephone 3429-6337	11 - Telex
12 - DDD 32	13 - Fax 3421-1702	14 - Fax 3421-4240	15 - Fax -	
16 - E-mail mbotelho@cataguazes.com.br				

01.04 - ITR'S REFERENCE

Fiscal Year in Progress		Current Quarter			Last Quarter		
1-Start	2-End	3-Number	4-Start	5-End	6-Number	7-Start	8-End
01/01/2001	12/31/2001	2	04/01/2001	06/30/2001	1	01/01/2001	03/31/2001
9-NAME / CORPORATE NAME OF AUDITOR Arthur Andersen S/C					10- CVM CODE 00283-6		
11-NAME OF THE RESPONSIBLE TECHNICIAN Mauro Moreira					12-CPF OF RESPONSIBLE TECHNICIAN 510.331.467-53		

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares (Thousand)	1 06/ 30/ 2001	2 03/ 31/ 2001	3 06/ 30/ 2000
Paid in Capital			
1 - Common shares	48,662,898	48,662,898	48,662,898
2 - Preferred shares	78,534,330	78,534,330	78,534,330
3 - Total	127,197,228	127,197,228	127,197,228
Treasury Shares			
4 - Common shares	16,555	16,555	16,555
5 - Preferred shares	2,608,274	2,608,274	1,662,974
6 - Total	2,624,829	2,624,829	1,679,529

01.06 - COMPANY FEATURES

1 - Type of Company Commercial, Industrial and Other Business
2 - Status Operational
3 - Nature of Stockholding Control Private National Company
4 - Business Code 1170000 - Participation and Management
5 - Main Activity Electric Energy
6 - Type of Consolidation Total
7 - Type of Auditors Report Without Exceptions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CNPJ	3 - Corporate Name

01.08 - Cash Gains Deliberated and / or Paid During and After the Quarter

1-Item	2-Event	3 - Approval	4 - Gain	5 - Payment Start Date	6 - Type of Share	7 - Value of Gain per share
01	AGO/E	04/27/2001	Dividends	06/25/2001	ON	0.0000080910
02	AGO/E	04/27/2001	Dividends	06/25/2001	PNA	0.0000080910
03	AGO/E	04/27/2001	Dividends	06/25/2001	PNB	0.0000075010
04	AGO/E	04/27/2001	Interest on Capital	06/25/2001	ON	0.0001857770
05	AGO/E	04/27/2001	Interest on Capital	06/25/2001	PNA	0.0001857770
06	AGO/E	04/27/2001	Interest on Capital	06/25/2001	PNB	0.0001857770

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.09 - SUBSCRIBED CORPORATE CAPITAL AND ALTERATION IN THE CURRENT CORPORATE YEAR

1-ITEM	2- DATE OF ALTERATION	3-VALUE OF CORPORATE CAPITAL (THOUSAND REAIS)	4 - VALUE OF ALTERATION (REAIS THOUSAND)	5-ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES (THOUSAND)	7-PRICE OF SHARE ON THE ISSUE (REAIS)

01.10 - INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
08/10/2001	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.01 - ASSETS BALANCE SHEET (THOUSAND REAIS)

1 - Code	2 - Description	3-06/30/2001	4-03/31/2001
1	Total assets	885,934	832,063
1.01	Current assets	53,318	39,219
1.01.01	Cash on hand	9,044	3,948
1.01.01.01	Cash and banks	2,099	3,827
1.01.01.02	Marketable securities	6,945	121
1.01.02	Credits	34,503	25,534
1.01.02.01	Account receivable from Clients/Consumers	34,503	25,534
1.01.03	Stocks / Inventories	864	824
1.01.03.01	Inventory	864	824
1.01.04	Others	8,907	8,913
1.01.04.01	Receivable securities	773	1,395
1.01.04.02	Recoverable taxes	7,034	6,215
1.01.04.03	Others	1,100	1,303
1.02	Long term assets	136,259	102,856
1.02.01	Miscellaneous credits	0	0
1.02.02	Credits from related entities	75,050	45,386
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	75,050	45,386
1.02.02.03	Other related entities	0	0
1.02.03	Others	61,209	57,470
1.02.03.01	Judicial deposits	28,392	26,005
1.02.03.02	Tax credits	25,470	24,513
1.02.03.03	Program Emergency - Cost to reimburse	121	0
1.02.03.04	Others	7,226	6,952
1.03	Permanent assets	696,357	689,988
1.03.01	Investments	457,948	454,375
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.01.01	Cia Industrial Cataguases	9,979	9,979
1.03.01.02	Holdings in subsidiaries	447,019	443,442
1.03.01.02.01	Energisa S/A	373,939	370,338
1.03.01.02.02	Multipar S/A	505	535
1.03.01.02.03	Multiagro Ltda.	1,115	1,178
1.03.01.02.04	CENF - Cia de Eletricidade de Nova Friburgo	19,368	19,104
1.03.01.02.05	Goodwill premium at CENF's investment	37,154	37,529
1.03.01.02.06	Teleserv S/A	1,063	1,069
1.03.01.02.07	Telecabo S.A.	246	258
1.03.01.02.08	MCL Cabo S/A	63	67
1.03.01.02.09	Cat-Leo Energia S/A	13,566	13,364
1.03.01.03.	Other Investments	950	954
1.03.01.03.01	Other Investments by cost	950	954
1.03.02	Fixed assets	237,649	234,901
1.03.02.01	Hydraulic energy generation	63,116	63,028
1.03.02.02	Transmission system relating to generation	11,324	11,324
1.03.02.03	Distribution lines, nets, substations	189,390	188,076
1.03.02.04	Sales	19,325	18,945
1.03.02.05	Fixed assets in progress	23,026	18,953
1.03.02.06	Management	19,812	19,811
1.03.02.07	Accumulated depreciation	(88,344)	(85,236)
1.03.03	Deferred	760	712
1.03.03.01	Costs of Software acquisition	803	748
1.03.03.02	(-) Accumulated Amortization	(43)	(36)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - Code	2 - Description	3-03/31/2001	4-03/31/2001
2	Total liabilities	885,934	832,063
2.01	Current liabilities	76,435	67,836
2.01.01	Loans and financing	24,721	705
2.01.02	Debentures	19,110	16,981
2.01.03	Suppliers	22,023	18,065
2.01.04	Taxes, fees and contributions	4,240	5,128
2.01.04.01	VAT (*ICMS*) payable	3,663	4,449
2.01.04.02	Taxes and social charges payable	469	486
2.01.04.03	Income tax withheld at the source	0	0
2.01.04.04	Social contribution (PIS/COFINS) payable	0	9
2.01.04.05	Other	108	184
2.01.05	Dividends payable	0	0
2.01.06	Provisions	2,086	1,746
2.01.06.01	Vacation and salaries	2,086	1,746
2.01.07	Debt owed to affiliates	0	0
2.01.08	Others	4,255	25,211
2.01.08.01	Salaries payable	44	51
2.01.08.02	Participation payable	0	683
2.01.08.03	Consumer charges payable	1,672	1,752
2.01.08.04	Interest on own capital payable	907	21,845
2.01.08.05	Program emergency - Cost to be reimbursed	367	0
2.01.08.06	Others	1,265	880
2.02	Long term liability	409,492	365,707
2.02.01	Loans and financing	44,508	41,015
2.02.02	Debentures	146,949	145,833
2.02.03	Provisions	0	0
2.02.04	Debt owed to affiliates	108,150	88,355
2.02.05	Others	109,885	90,504
2.02.05.01	Special obligations	62,067	60,936
2.02.05.02	Provisions for contingencies	31,104	28,427
2.02.05.03	Other	16,714	1,141
2.03	Results of future periods	0	0
2.05	Net equity	400,007	398,520
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common Stock	127,909	127,909
2.05.01.02	Preferred Stock A	205,760	205,760
2.05.01.03	Preferred Stock B	666	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary Correction of capital	9,837	9,837
2.02.02.02	Subscription premium of shares	6,057	6,057
2.05.02.03	Special Monetary Correction	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserves	9,927	9,927
2.05.02.06	Treasury Shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Profit reserve	36,985	36,985
2.05.04.01	Legal reserve	8,703	8,703
2.05.04.02	Statutory reserve	28,282	28,282
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Reserve for future profits	0	0
2.05.04.05	Retained profits	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other income reserve	0	0
2.05.05	Accumulated earnings/losses	(2,450)	(3,937)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-04/01/2001 to 06/30/2001	4-01/01/2001 to 06/30/2001	5-04/01/2000 to 06/30/2000	6-01/01/2000 to 06/30/2000
3.01	Gross revenue from sales/services	55,816	103,552	39,900	79,797
3.02	Deductions from gross revenue	(12,063)	(24,481)	(10,249)	(20,525)
3.02.01	Invoiced VAT (ICMS)	(9,001)	(18,655)	(7,855)	(15,737)
3.02.02	Social contributions (PIS/COFINS)	(2,152)	(4,001)	(1,547)	(3,092)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(910)	(1,825)	(847)	(1,696)
3.03	Net revenue from sales/services	43,753	79,071	29,651	59,272
3.04	Cost of goods/services sold	(36,767)	(69,385)	(22,720)	(48,810)
3.04.01	Personnel	(5,165)	(10,142)	(4,908)	(9,100)
3.04.02	Material	(763)	(1,581)	(722)	(1,503)
3.04.03	Services rendered by third parties	(2,405)	(4,720)	(1,704)	(3,526)
3.04.04	Electric Energy purchased for resale	(20,133)	(37,071)	(8,582)	(20,360)
3.04.05	Royalties on hydro resources	(46)	(119)	(42)	(94)
3.04.06	Electric Power Transportation Charge	(1,205)	(2,409)	(1,317)	(2,563)
3.04.07	Depreciation / Amortization	(3,198)	(6,368)	(2,808)	(5,575)
3.04.08	Fuel quota equalization - CCC	(2,245)	(4,135)	(1,482)	(3,263)
3.04.09	Provision for contingencies	2	2	0	0
3.04.10	Other expenses	(1,609)	(2,842)	(1,155)	(2,826)
3.05	Earnings before interest and taxes (EBIT)	6,986	9,686	6,931	10,462
3.06	Other operating expenses / revenue	(6,529)	(16,330)	(5,250)	(31,827)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(10,091)	(19,089)	(6,768)	(32,563)
3.06.03.01	Financial revenue	752	1,374	1,153	2,697
3.06.03.02	Financial expenses	(10,843)	(20,463)	(7,921)	(35,260)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	3,562	2,759	1,518	736
3.06.06.01	Equity adjustment	3,937	3,497	2,398	1,897
3.06.06.02	Amortization of premium	(375)	(738)	(880)	(1,161)
3.07	Operating income	457	(6,644)	1,681	(21,365)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 **Corporate Legislation**
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-04/01/2001 to 06/30/2001	4-01/01/2001 to 06/30/2001	5-04/01/2000 to 06/30/2000	6-01/01/2000 to 06/30/2000
3.08	Non operating income	72	1,744	49	79,377
3.08.01	Revenue	221	1,951	73	255,238
3.08.02	Expenses	(149)	(207)	(24)	(175,861)
3.09	Earnings before tax / profit-sharing; minority participation	529	(4,900)	1,730	58,012
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	958	2,450	0	0
3.11.01	Social Contribution	230	588	0	0
3.11.02	Income tax	728	1,862	0	0
3.12	Profit sharing; minority shareholders/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interests on capital	0	0	0	14,489
3.15	Net income	1,487	(2,450)	1,525	59,428
	NUMBER OF SHARES, EXCEPT TREASURY SHARES (THOUSAND)	124,572,399	124,572,399	125,517,699	125,517,699
	EARNINGS PER SHARE	0.00001		0.0001	0.00047
	LOSS PER SHARE		(0.0002)		

04.01 - EXPLANATORY NOTES

1. Operations

Companhia Força e Luz Cataguazes-Leopoldina ("CFLCL") is an electric power concessionaire. Its area of concession comprises 200 locations, including 66 municipalities in the State of Minas Gerais and one in the State of Rio de Janeiro, and approximately 269,179 consumers (number unaudited by independent auditors).

The Company is also the parent company of Energisa S/A (parent company of Empresa Energética de Sergipe S/A - Energipe, Companhia Energética da Borborema - CELB, and Sociedade Anônima de Eletrificação da Paraíba - SAELPA); of Companhia de Eletricidade de Nova Friburgo - CENF (electric energy concessionaires); of Cat-Leo Energia S.A. (independent energy producer); of Multipar S/A Planejamento e Corretagem de Seguros (insurance services and brokerage); of Multiagro Agropecuária, Comércio e Indústria Ltda. (agro-industrial); Teleserv S/A, Telecabo S/A and MCL Cabo S/A (telecommunications).

As of June 30, 2001, the Company had a negative working capital of R$23,117 (R$189,790 consolidated). This imbalance results mainly from the acquisition of the share control in Sociedade Anônima de Eletrificação da Paraíba - SAELPA - on November 30, 2000. To meet this commitment, the Company's management has entered into a long-term loan contract with BNDES in the amount of R$181,000, equivalent to 50% of SAELPA's acquisition, of which R$55,000 will be released in December 2001. Additionally, the shareholder Alliant Energy Holdings do Brasil Ltda. signed a Participation Contract with Empresa Energética de Sergipe - Energipe, which foresees the inflow of capital in PBPART SE 1 S/A, indirect parent company of SAELPA, equivalent to up to US$ 110 million to be effected in several phases up to January 2002, R$118,000 of which were capitalized on January 31, 2001.

2. Financial Statement Presentation

The accompanying financial statements were prepared in accordance with the accounting practices set forth by the Brazilian corporate law, regulations and provisions of the Brazilian Securities Commission - CVM and specific legislation applicable to concessionaires of Electric Energy Public Services, established by the Brazilian Electric Energy Agency - ANEEL. For preparation of the Quarterly Information (ITR), the Company adopted principles consistent with those of the financial statements of the year ended December 31, 2000, published on March 28, 2001 in the official press.

3. Principal Accounting Practices

a. Open market applications are represented by short-term fund investments and bank deposit certificates, which are stated according to their value updated to the balance sheet date.

04.01 - EXPLANATORY NOTES

b. The allowance for doubtful accounts is considered sufficient to cover eventual losses in the realization of receivables.

c. Inventories are stated at the average acquisition cost, which does not exceed market value.

d. Investments in subsidiaries are accounted for under the equity method of accounting, based on the shareholders' equity of such companies as of June 30, 2001. The remaining investments are accounted for at cost, monetarily restated to December 31, 1995.

Premium paid in the acquisition of share participation in the subsidiaries CENF, CELB, Energipe and SAELPA is amortized over the period of the electric energy distribution concession, based on projections of the income of such concessionaires, i.e., CENF over 20 years starting July 1997, CELB over 30 years starting January 2000, Energipe over 30 years starting December 1997 and Saelpa over 30 years starting December 2000. As of June 30, 2001, the balances to be amortized are: CENF, R$37,154, CELB R$83,438, Energipe R$8,545 and Saelpa R$289,359.

e. Fixed assets are stated at cost, monetarily restated to December 31, 1995. The additions, as from that date, are accounted for at cost. Depreciation is calculated according to the straight-line method, based on the estimated useful life of the assets, and is charged to income for the period or cost of construction in progress.

The premium related to the subsidiary Energipe is recorded in the consolidated fixed assets and amortized over the period of the electric energy distribution concession, based on the income projections of Energipe for the next 30 years starting April 1998. As of June 30, 2001, the balance to be amortized related to this premium is R$507,592.

f. Deferred assets are stated at cost of acquisition of software for maintenance of the corporate system. Amortization is accounted for over five years, in accordance with the Concession Granting Authority.

g. Loans and financing are updated at the contractual rates in effect on the balance sheet closing date.

h. Income tax was calculated at the rate of 15% on the taxable income, plus an additional of 10% established by the effective legislation. The social contribution was calculated at the rate of 9%. Tax credits from deferred income tax and social contribution were computed in accordance with CVM Deliberation no. 273/97, at the rates of 25% and 8%, respectively, which will be in effect upon realization of these credits.

i. A provision was set up for contingent liabilities at amounts considered sufficient by management and legal advisors to cover unfavorable outcomes.

j. Revenues and expenses are recognized in current results under the accrual basis of accounting.

04.01 - EXPLANATORY NOTES

k. Other assets and liabilities are stated at values known or calculated, plus, when applicable, the related income earned/charges incurred to the balance sheet date.

4. Consolidated Financial Statements

The consolidated financial statements include the financial statements of Companhia Força e Luz Cataguazes-Leopoldina and of its subsidiaries as follows:

	Share Participation	
	06/30/2001	03/31/2001
Subsidiaries:		
Energisa S.A. (*)	50.07	50.07
Cia. de Eletricidade de Nova Friburgo	59.41	59.36
Multipar S.A.	99.96	99.96
Multiagro Ltda.	66.67	66.67
Teleserv S.A.	99.10	99.10
Telecabo S.A.	97.59	97.59
MCL Cabo S.A.	95.54	95.54
Cat-Leo Energia S/A	99.99	99.99

(*) Parent company of Energipe (99.63% of voting capital and 99.66% of total capital).

Energipe is the indirect parent company of Companhia Energética da Borborema - CELB (85.83% of voting capital and 88.84% of total capital) and of Pbpart SE 1 S/A, which controls Pbpart SE 2 Ltda. The latter holds 87.63% of the voting capital and 74.29% of the total capital of Sociedade Anônima de Eletrificacão da Paraiba - SAELPA.

The consolidated financial statements were prepared based on the financial statements of the subsidiaries as of June 30, 2001, in accordance with the technical consolidation criteria foreseen in CVM Instruction no. 247/96.

Following is the reconciliation between the income for the period and the shareholders' equity of the parent company and consolidated:

	06/30/2001		03/31/2001	
	Income for the semester	Share-holders' equity	Income for the period	Share-holders' equity
Parent Company	(2,450)	400,007	(3,937)	398,520
Unrealized income in transactions with subsidiaries / related parties	(1,328)	(41,508)	(1,452)	(41,730)
Consolidated	(3,778)	358,499	(5,389)	356,790

04.01 - EXPLANATORY NOTES

5. Accounts Receivable from Clients and Consumers

Classes	Parent Company	Consolidated
Residential	4,759	54,973
Commercial	2,059	22,497
Industrial	4,056	34,284
Rural	1,143	12,543
Public Sector	3,164	66,853
	15,181	191,150
Unbilled	2,524	24,045
MAE supply	17,108	55,625
Other supply	983	20,654
(-) Allowance for doubtful accounts	(1,293)	(98,768)
Total	34,503	192,706

Of the total accounts receivable from consumers of R$15,181 (R$191,150 consolidated), R$2,492 (R$132,768 consolidated) are overdue more than 180 days, of which R$1,950 (R$58,079 consolidated) refer to the Public Sector.

The Company and its indirect subsidiaries, Energipe, CELB and Saelpa recorded, as accounts receivable, the amounts resulting from estimates of energy surplus made available to the Wholesale Energy Market (MAE) for the period from September 1, 2000 to June 30, 2001. The use of internal estimates is due to the fact that MAE did not make available definitive information.

04.01 - EXPLANATORY NOTES

The criteria used and amounts estimated are as follows:

Period	Criterion	Parent Company	Consolidated
Sep/00 to Dec/00	Energy estimated based on the difference between the demand requested and the quantity distributed, estimated based on the MAE tariff (R$103.54 per MWh)	4,791	16,730
Jan/01 to Apr/01	Energy estimated based on the difference between the demand requested and the quantity distributed, estimated based on the MAE tariff (R$113.73 per MWh)	-	4,571
May/01 to Jun/01	Energy estimated based on the difference between the demand requested and the quantity distributed, estimated based on the MAE tariff (R$669.00 per MWh)	12,317	34,324
		17,108	55,625

The supply contracts, as well as the commercialization of contractual or physical surpluses, are being discussed by the several electric energy agents, including the participation of the Federal Government. These negotiations may result in significant changes to the amounts accounted for up to the moment by the Companies.

6. Renegotiated Credits

In July 2000, the subsidiary Sociedade Anônima de Eletrificação da Paraíba - Saelpa - signed with the Government of Paraíba and with Companhia de Água e Esgoto da Paraíba - Cagepa - private instruments for consolidation of debts, related to electric energy account debits. As of June 30, the balance of these credits, which is updated by the monthly IGP - DI variation, amounts to R$77,787. Such receivable will be paid in 26 installments of R$2,992.

7. Investments

	Parent Company		Consolidated	
	06/30/2001	03/31/2001	06/30/2001	03/31/2001
Investments in subsidiaries	409,865	405,913	-	-
Premium from acquisition of investments	37,154	37,529	418,496	411,083
Investments stated at cost	10,929	10,933	10,107	11,164
	457,948	454,375	428,603	422,247

04.01 - EXPLANATORY NOTES

Following is a table containing information on investments in subsidiaries:

	Energisa S.A.	Cia. de Eletricidade De Nova Friburgo	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S/A	06/30/2001
Capital	755,904	15,600	3,553	5,550	1,140	300	168	13,151	
Number of shares and quotas held (thousand):									
Common	18,991	57,450	3,531	-	38	9	14	13,150	
Preferred	-	-	1	-	75	20	2	-	
Quotas	-	-	-	3,700	-	-	-	-	
Participation (%)	50.07	59.41	99.96	66.67	99.10	97.59	95.54	99.99	
Income/loss for the period	5,837	1,325	(419)	(136)	(5)	(13)	(4)	358	
Shareholders' equity	746,833	32,601	505	1,673	1,073	252	66	13,566	
Equity adjustment (*):									
	2,922	787	(418)	(130)	(5)	(13)	(4)	358	3,497
Investments	373,939	19,368	505	1,115	1,063	246	63	13,566	409,865

8. Transactions with Related Parties

	Energisa S.A.	Cia. de Eletricidade de Nova Friburgo	Multipar S.A.	Multiagro Ltda.	Empresa Energética de Sergipe S/A	Teleserv S.A.	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S/A	Saelpa	Celb	PBPart Ltda e Pbpart SE 2	06/30/2001
Advance and loans (payable) receivable	3,877	(940)	14	505	(39,200)	7,369	765	384	59,69	2,024	(219)	(67,377)	(33,100)
Services provided	-	2,924	-	-	276	-	-	-	8	17	265	-	3,566
Electric energy supplied (acquired)	-	-	-	-	-	-	-	-	(335)	(5,199)	(209)	-	(6,243)
Financial (expenses) revenues		(123)	-	-	(1,398)	-	-	-		67	(9)	(4,509)	(5,972)
Software sales	-	-	-	-	-	-	-	-		1,500	-	-	1,500

Transactions are remunerated at 90% of CDI, according to the credit opening contract entered into in January 1999, maturing in December 2001.

The services (related to the administrative and support areas and acquisition of software for the integrated system for resources planning and management) were provided under usual market conditions.

Transactions are supported by contracts, which were submitted to ANEEL's acknowledgement and approval and were entered into under usual market conditions.

04.01 - EXPLANATORY NOTES

9. Loans and Financing

	Parent Company		Consolidated	
	06/30/2001	03/31/2001	06/30/2001	03/31/2001
In local currency, interest of up to 6% p.a. (average rate of 5.3% p.a.) and monetary updating based on the long-term interest rate (TJLP) variation (Banese, Finep, Finame and BNDES).	35,366	30,428	305,093	260,263
In local currency, interest of up to 7% p.a. and Finel variation (Eletrobrás).	11,306	11,292	33,851	35,468
In local currency, interest of up to 4% p.a. and monetary updating based on the TJLP (BNDES).	-	-	53,977	51,047
In local currency, interest of 3% p.a. and monetary updating based on the IGP-M variation (Paraíba State)	-	-	115,845	224,204
In local currency, interest of up to 10% p.a. and monetary updating based on the IGP-DI variation (Inergus)	-	-	12,841	12,810
In local currency equivalent to 1.7 million (4.7 million consolidated) of US$, Libor interest of 3.94% p.a. (4.02% p.a. consolidated) plus over Libor of 1.25% p.a., with swap contract for CDI plus 2.30% p.a. (2.04% p.a. consolidated).	4,105	-	11,115	-
In local currency, interest of 1% p.m. and monetary updating based on the IGP-DI variation (Funasa)	-	-	6,753	6,866
In local currency, interest of up to 1.48% p.a. above CDI (Banco Mercantil, BIC Banco, Banco Bilbao Viscaya, Banco Bandeirante, Banco BNL, Banco Santos, Unibanco, Banco Rural, Banco Bradesco, Banco Mercantil, Banco Real, ABC Brasil and BBA)	18,452	-	108,883	11,327
Total local currency	69,229	41,720	648,358	601,985
In foreign currency (US$), interest of 12.27% p.a. plus exchange variation (Unibanco and Banco Real)	-	-	12,148	13,150
Total	69,229	41,720	660,506	615,135
Short-term portion	24,721	705	315,101	293,713
Long-term portion	44,508	41,015	345,405	321,422

04.01 - EXPLANATORY NOTES

Maturities of long-term financing are as follows:

	Parent Company		Consolidated	
	06/30/2001	03/31/2001	06/30/2001	03/31/2001
2002	471	5,259	45,900	79,160
2003	9,941	5,259	102,111	77,104
2004	7,183	6,258	95,893	79,110
2005	7,520	6,588	62,654	47,393
2006	7,199	6,271	15,901	15,676
2006 on	12,194	11,380	22,946	22,979
	44,508	41,015	345,405	321,422

10. Debentures

Main characteristics of debentures:

	1st issue	2nd issue	3rd issue		4th issue	
Series	single	single	1st series	2nd series	1st series	2nd series
Issue type	Public	Public	Public	Public	Public	Public
Issue date	07/01/1990	07/01/1997	08/01/1997	08/01/1997	12/08/1997	12/08/1997
Maturity	07/01/2000	12/01/2001	02/01/2005	02/01/2006	12/08/2007	12/08/2007
Guarantee	Fluctuating	Fluctuating	Fluctuating	Fluctuating	Real	Real
Earnings	TR + 12% p.a.	ANBID + 1% p.a.	TJLP -4% p.a.	TJLP -4% p.a.	TJLP + 5.5%	TJLP + 2.5%
Number of debentures	30,000	3,500	3,000	2,500	663,609	1,067,696
Amount on issue date	-	35,000	30,000	25,000	33,180	53,385
Debentures outstanding	-	2,472	3,000	2,500	663,609	1,067,696
Debentures in treasury	30,000	1,028	-	-	-	-
Amortization	-	48 monthly installments of 2% from 01/01/98 to 08/01/98 and of 2.1% from	14 semiannual installments	14 semiannual installments	5 annual installments, each representing 20% of the nominal value on the issue date, plus the capitalized portion of TJLP and interest, the 1st	
Type	Nonconvertible into shares		Nonconvertible into shares, together with bonus or subscription		Convertible into shares	
Balances as of 06/30/2001	-	2,936	27,430	26,324	42,318	67,051
. Short-term portion	-	2,936	6,145	4,467	2,532	3,030
. Long-term portion	-	-	21,285	21,857	39,786	64,021

04.01 - EXPLANATORY NOTES

11. Tax Rescheduling

In 2000, the subsidiaries Companhia de Eletricidade de Nova Friburgo - CENF - and Sociedade Anônima de Eletrificação da Paraíba - Saelpa - joined the Tax Recovery Program (REFIS). Saelpa and the subsidiary Companhia Energética da Borborema - CELB - also rescheduled their ICMS tax debts with the Paraíba State Government. As of June 30, the balance of these debts totaled R$134,048, whose payment is scheduled as follows:

Year	CENF	Saelpa	CELB	Total
2001(6 months)	294	27,906	432	28,632
2002	588	55,812	811	57,211
2003	588	38,852	-	39,440
2004	588	4,932	-	5,520
2005	588	2,380	-	2,968
2006	277		-	277
Total	2,923	129,882	1,243	134,048
Short-term portion	583	53,823	876	55,282
Long-term portion	2,340	76,059	367	78,766

12. Obligations Related to the Concession

	Parent Company		Consolidated	
	06/30/2001	03/31/2001	06/30/2001	03/31/2001
Consumers contributions	60,658	59,527	100,495	99,233
Reversion reserve	1,409	1,409	1,723	1,711
	62,067	60,936	102,218	100,944

Consumers contributions represent participation of third parties in construction work for supply of electric energy in areas that are not included in the projects for expansion of electric energy concessionaires.

The reversion reserve, set up on December 31, 1971, represents the amount of funds from the reversion fund, which were used in the expansion projects of the parent company and the indirect subsidiary Energipe, plus interest of 5% p.a. on the balance.

These accounts, as well as the corresponding assets, should not be included for determining the financial and economic indicators, as they are not actual debts.

04.01 - EXPLANATORY NOTES

13. Capital - Parent Company

The Parent Company's capital, subscribed and paid-in, is represented by 48,662,898,398 common shares, 78,280,837,239 class "A" preferred shares and 253,492,770 class "B" preferred shares, with no par value. Class "A" preferred shares do not have voting rights and have priority for reimbursement of capital in case of the Company's liquidation and for distribution of minimum non-cumulative dividends of 10% p.a. Class "B" preferred shares do not have voting rights and have priority in the distribution of fixed non-cumulative dividends of 6% p.a.

The Company's bylaws provide for the distribution of minimum mandatory dividends of 25% on the adjusted net income for the year.

The Administration Council, at the meeting held on May 25, 2000, authorized the acquisition, for treasury and later sale, of up to 200,000,000 common shares, 2,700,000,000 class "A" preferred shares and 25,000,000 class "B" preferred shares issued by the Company. By June 30, 2001, 16,554,955 common shares and 2,608,274,448 class "A" preferred shares had been acquired and were recorded under the caption Treasury Stock, classified under shareholders' equity in the amount of R$5,245.

14. Statutory Reserve

This reserve represents the amount of income remaining after other reserves were set up and dividends were distributed. It is intended for expansion and renewal of installations and investments, limited to 80% of the capital.

04.01 - EXPLANATORY NOTES

15. Electric Energy Supply

a. Parent Company

	Number of Consumers		MWh		R$	
	Non-audited by independent auditors		Non-audited by independent auditors			
	06/30/2001	06/30/2000	06/30/2001	06/30/2000	06/30/2001	06/30/2000
Residential	205,676	198,679	168,890	171,248	40,110	36,122
Industrial	2,775	3,355	153,728	147,339	18,062	15,593
Commercial	25,405	24,130	74,597	70,218	14,404	11,789
Rural	31,887	28,420	53,797	50,772	6,861	5,700
Public sector:						
Federal	39	26	196	206	105	32
State	366	354	3,489	3,257	547	461
Municipal	2,296	2,190	6,867	6,898	1,227	1,002
Public lighting	196	195	27,562	26,369	3,103	2,146
Public service	398	443	14,921	14,546	1,770	1,464
Own consumption	141	135	1,138	1,282	-	-
Subtotal	269,179	257,927	505,185	492,135	86,189	74,309
ICMS	-	-	-	-	(18,655)	(15,737)
Unbilled supply (net)	-	-	(3,411)	(1,805)	(530)	(218)
Suppl./sale of electric energy	-	-	18,857	24,804	12,317	384
Other billed services	-	-	-	-	5,576	5,322
Total	269,179	257,927	520,631	515,134	84,897	64,060

b. Consolidated

	Number of consumers (*)		MWh (**)		R$ (**)	
	Non-audited by independent auditors		Non-audited by independent auditors			
	06/30/2001	06/30/2000	06/30/2001	06/30/2000	06/30/2001	06/30/2000
Residential	1,370,745	702,114	913,444	542,614	182,313	102,455
Industrial	11,570	7,576	1,036,081	689,116	92,401	51,468
Commercial	123,596	66,924	440,031	263,854	76,167	41,600
Rural	63,979	45,586	146,692	95,900	14,851	9,400
Public sector:						
Federal	554	340	28,620	12,202	4,595	1,680
State	5,696	636	44,079	21,422	7,485	3,055
Municipal	10,131	6,339	31,578	16,740	5,554	2,384
Public lighting	1,631	797	154,640	88,044	15,322	7,487
Public service	1,454	853	146,996	76,891	13,761	5,853
Own consumption	369	197	3,409	2,500	-	-
Subtotal	1,589,725	831,362	2,945,570	1,809,283	412,449	225,382
ICMS	-	-	-	-	(76,290)	(52,678)
Suppl./sale of electric energy	5	7	207,248	130,127	43,594	5,566
Unbilled supply (net)	-	-	(52,112)	5,731	(3,284)	2,266
Other billed services	-	-	-	-	5,934	4,634
Total	1,589,730	831,369	3,100,706	1,945,141	382,403	185,170

(*) Sum of the consumers of CFLCL, Energipe, CELB, Saelpa and CENF.
(**) Amount as of 06/30/2000 includes only CFLCL, CENF, Energipe and CELB, as SAELPA was acquired in November 2000.

16. Insurance

The amounts insured are determined and placed on technical bases and are considered sufficient to cover eventual losses from damages to permanent assets and inventories.

17. Financial Instruments (CVM Instruction no. 235/95)

The Company and its indirect subsidiary Energipe have entered into a loan contract with Banco Brascan in the amount of 1.7 million and 3 millions of U.S. dollars with Libor rates of 3.94% and 4.06% p.a., plus over Libor of 1.25% p.a. , respectively. Additionally, swap contracts were signed limiting the financial charges of these contracts to the CDI variation, plus 2.30% p.a. for the Company and 1.9% p.a. for the indirect subsidiary Energipe.
The difference between the two types generated an additional of R$182 (R$233

consolidated) in the financial expense already recognized as of June 30, 2001.

Other financial instruments, assets and liabilities, are recorded in balance sheet accounts at values compatible with those used on the market.

18. Supplementary Retirement and Pension Plan

Starting January 1997, the Company implemented the Cat-Leo Supplementary Retirement Fund, a defined contribution plan, which receives contributions from the Company and its employees. In the semester ended June 30, 2001, the Company contributed with R$51 (R$172 in the first semester of 2000), equivalent to 2.1% of its employees' payroll.

The indirect subsidiary Energipe sponsors the Energipe Institute of Social Security - Inergus, whose main objective is to provide social security supplementary benefits to its employees. Inergus uses the Defined Benefit Plan and the Capitalization Financial Regime for calculating and accumulating the funds required for its social security plan. The supplementary retirement and pension plan is evaluated by actuaries at the end of each year, to check whether the contribution rates are sufficient to build up the reserves required and to meet current and future payment commitments.

Energipe makes a monthly contribution of 7.53% on its employees' payroll, and the expense for the semester ended June 30, 2001, related to this contribution aggregated R$617 (R$572 in the same period in 2000).

As established in CVM Resolution no. 371 of September 13, 2000, on December 31, 2000 the subsidiary Energipe set up a provision to cover the above-mentioned actuarial deficit of Inergus. The amount of R$12,647, related to the provision, and the corresponding tax effects of R$4,173 were recorded directly in Shareholders' Equity, and did not impact the income for the year ended December 31, 2000, of the subsidiary. The same procedure was followed by Energisa S.A. and by the Company, which recorded the amounts of R$8,445 and R$4,228, respectively, representing their participation in the provision mentioned above.

The indirect subsidiary Companhia Energética da Borborema - CELB - sponsors a supplementary retirement plan, managed by BB Previdência, whose main purpose is to provide to its employees supplementary benefits or benefits similar to those granted by the official social security.

The Defined Benefit Plan and the Capitalization Financial Regime are used for calculating and accumulating the funds required by the social security plan.

CELB contributes on a monthly basis with 3.4% of its employees' payroll, and the expense for the semester ended June 30, 2001, related to this contribution amounted to R$83 (R$88 in the same period in 2000).

04.01 - EXPLANATORY NOTES

The plan showed a technical surplus in the amount of R$1,126, according to the actuaries' report included in the Statement of Actuarial Evaluation Results of the Benefit Plan.

The indirect subsidiary Sociedade Anônima de Eletrificação da Paraíba - Saelpa - sponsors the Saelpa Foundation for Social Security - Funasa, a private pension closed entity, which also adopts the Defined Benefit Plan and the Capitalization Financial Regime for calculating and accumulating the funds required for its social security plan.

Saelpa contributes on a monthly basis with 13.8% of its employees' payroll, and the expense for the semester ended June 30, 2001, related to this contribution amounted to R$939 (R$984 in the same period in 2000).

As established by CVM Resolution no. 371 of September 13, 2000, on December 31, 2000 Saelpa set up a provision to cover the actuarial deficit of Funasa of R$33,489 determined by independent actuaries as of December 31, 2000. Of this amount, R$31,102 were recorded by Funasa as Reserves to be Amortized, under Technical Reserves on the balance sheet, for account of the additional contribution to be made by the sponsor of 13.8% on the participants' payroll. The total deficit of R$33,489, and the related tax effects of R$11,051, were recorded directly in Shareholders' Equity, and did not impact the income for the year ended December 31, 2000, of the subsidiary Energisa.

19. Emergency Program for Reduction in Electric Energy Consumption

The Federal Government through Provisional Measure no. 2,148 of 05/22/2001, created and installed the Energy Crisis Management Committee (GCE), and the latter through GCE Resolution no. 4 of 05/22/2001, established special regimes for taxation, limits of use and supply of electric energy, as well as measures for reduction in consumption.

04.01 - EXPLANATORY NOTES

The Granting Authority through Resolution no. 299 of July 27, 2001, created specific accounting procedures for recording and controlling amounts related to the Emergency Program for Reduction in Electric Energy Consumption.

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa recorded in June the following amounts related to costs to be reimbursed, surtax, and bonus:

	Parent Company	Consolidated
Costs to be reimbursed	121	350
Surtax	367	638
Bonus	-	-

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

The report below reflects the main facts and events of the first semester of 2001:

R$1,611 thousand profit in the quarter, but Company sustains negative results in the semester

Even though the net consolidated profit of Companhia Força e Luz Cataguazes-Leopodina (CFLCL) in the second quarter corresponded to R$1,611 thousand, the Company accumulated negative results of R$3,778 thousand in the semester, that is, R$0.03 per thousand shares of the Company's capital.

The increase in the profitability margins in the second quarter, greatly influenced by electric energy sales on the Wholesale Energy Market - MAE, was the main reason for such performance. A volume of 71 GWh (R$37,259 thousand) was sold on this market in the second quarter of a total of 99 GWh (R$38,897 thousand) accumulated in the semester, arising from electric energy surplus. The amounts for the second quarter reflect the Company's understanding on the application of Attachment V of the initial contracts.

Among the five electric energy distributors, Saelpa stands out as regards supply revenues:

Revenues from Electric Energy Supply in 1st semester
(In R$ thousand, except total GWh sold)

Company	Existing contracts	MAE	Total	Total GWh sold
Saelpa	7,131	15,490	22,621	166
Energipe	3,991	8,972	12,963	101
CELB	2,047	2,118	4,165	38
CFLCL	-	12,317	12,317	19
Cat-Leo Energia	835		835	12
CENF	226		226	3
Subtotal	**14,230**	**38,897**	**53,127**	**339**
(-) Inter-company sales	9,533	-	9,533	132
Total	**4,697**	**38,897**	**43,594**	**207**

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

On the other hand, the consolidated revenues from electric energy supply on the retail markets of the distributors of the Cataguazes-Leopoldina System, which do not fully reflect the effects of the electric energy rationing, amounted to R$206,451 thousand in the second quarter as compared to R$205,998 thousand in the first three months of 2001. It should be noted, however, that the effects of the increases in electric energy tariffs mentioned below have not been fully felt.

Readjustments to Electric Energy Supply Tariffs

Company	Tariff readjustment %	Effectiveness
CELB	15.93 %	02/04/2001
Energipe	15.80 %	04/19/2001
CFLCL	19.33 %	06/18/2001
CENF	16.25 %	06/18/2001

Note: Saelpa's tariffs will be readjusted in August.

Therefore, the consolidated gross operating revenue reached R$458,693 thousand in the semester, representing a 93% increase as compared to that of the same period in the preceding year. Such increase results mainly from the acquisition of Saelpa in November 2000, as its revenues are recorded in this semester, which did not occur in the same semester of 2000.

The efforts to rationalize the controllable expenses made by the five distributors, involving personnel, supplies, third-party services, among other items, also contributed to improve the results. The consolidated controllable expenses were reduced by 9.1 % in the second quarter as compared to the first three months of 2001, from R$40,405 thousand in the first quarter to R$36,711 thousand in the second quarter.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

The distributors' cash generations (EBITDA), adjusted by reversals and provisions, indicate the following evolutions in the semester:

Cash Generation (Adjusted EBITDA)
- In R$ thousand -

Company	1st QT/2001	2nd QT/2001	1st Half/2001	1st Half/2000
CFLCL	6,520	11,403	17,923	16,830
CENF	2,018	1,206	3,224	3,224
Energipe	11,866	22,419	34,285	22,923
Saelpa	15,692	27,703	43,395	28,551
CELB	3,198	4,446	7,644	6,569
Consolidated adjusted EBITDA (*)	39,617	67,128	106,745	49,253(**)
Consolidated EBITDA margin	**23.9**	**34.6**	**29.7**	**26.6**

(*) Adjusted EBITDA = Results from activities plus depreciation plus provisions for bad debts, contingencies and Voluntary Dismissal Program (PDV) less reversal of provisions and PDV plus revenues from energy bill fines.

(**) Does not include Saelpa as the acquisition occurred in November 2000.

Below is the evolution of net financial expenses and interest coverage indicators:

Net Financial Expenses and Consolidated Coverage Indicators

Consolidated Indicators	1st QT/2001	2nd QT/2001	1st QT/2001	1st QT/2000
Net financial expenses (R$ thousand)	23,636	25,113	48,749	27,331
Financial indebtedness less cash and equivalents / annual EBITDA	4.6	3.0	3.7	3.6
EBITDA / net financial expenses	1.7	2.7	2.2	1.8

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Additionally, it is important to note that on February 1, 2001, Energipe announced that, on January 1, 2001, it signed a Participation Contract and a Shareholders' Agreement with Alliant Energy Holdings do Brasil Ltda., which foresee that the latter will participate in up to 49.9% of the voting and total capital of PBPART - SE 1 S/A, created for the specific purpose of acquiring Sociedade Anônima de Eletrificação da Paraíba - Saelpa, whose control was acquired in a privatization auction on November 30, 2000. The Participation Contract foresees capital inflows in PBPART - SE 1 S/A, on the part of Alliant, in the amount of up to US$ 110 million (one hundred and ten million U.S. dollars), to occur in several phases up to January 2002, of which approximately R$118 million were capitalized on January 31, 2001.

Of the financing obtained from the State of Paraíba for acquisition of Saelpa, whose balance payable as of June 30, 2001, aggregates R$115,845 thousand, approximately 50% will be provided by the National Bank for Economic and Social Development (BNDES) and the remaining 50% from Alliant capitalization.

Below are the individual and consolidated assets, commercial and performance indicators of the electric energy distributors for the semester:

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Number of employees	736	95	640	197	1,114	2,782
Number of consumers (thousand)	269	71	389	119	741	1,589
GWh sold on retail market	505	150	944	259	1,088	2,946
Financial data (R$ thousand)						
Total assets	885,934	47,035	1,170,331	60,165	478,105	2,314,751
Cash and equivalents	9,044	750	7,770	663	4,592	29,681
Onerous indebtedness	343,438	1,402	384,016	14,783	55,262	828,398
Shareholders' equity	400,007	32,601	702,884	19,664	132,945	358,499
Gross operating revenue	103,552	23,910	133,429	35,071	174,897	458,693
Net operating revenue	79,071	17,580	105,857	28,670	140,994	359,956
Energy activity results	9,686	1,800	24,826	5,226	40,905	82,637
Net income (loss)	(2,450)	1,325	6,048	2,503	24,456	(3,778)
Generation of funds (adjusted EBITDA)	17,923	3,224	34,285	7,644	43,395	106,745

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Consolidated investments exceed R$113 million

CFLCL and its subsidiaries Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB and Saelpa invested R$113,563 thousand in the semester. Of this amount, 58% were used for generation, 34% for electric energy transmission and distribution, and the remaining 8% were used in auxiliary services.

Investments

Amounts in R$ thousand	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
. Generation	65,266	276	47	-	-	65,589
. Transmission	2,057	-	-	-	-	2,057
. Distribution	5,146	1,603	17,187	3,078	9,609	36,800
. Auxiliary services	1,952	270	3,626	98	3,171	9,117
Total	**74,598**	**2,149**	**20,860**	**3,176**	**12,780**	**113,563**

(*) Includes investment in generation of subsidiaries Cat-Leo Energia (R$4,482 thousand) and Usina Termelétrica de Juiz de Fora (R$60,784 thousand).

Among the investments made, the following stand out: 1) completion of PCH Benjamim Mário Baptista by March 31, 2001, at 9.5 MW of power and annual production of 44 GWh; 2) ongoing construction of Usina Termelétrica de Juiz de Fora. This project is divided into first and second phases, with total capacity of 103 MW and annual production of 820 GWh. This thermoelectric plant is one of the Cataguazes-Leopoldina System enterprises included in the Emergency Program for Electric Energy Generation of the Mines and Energy Ministry. Cat-Leo Energia holds 50% of the capital of this new energy generating unit and Alliant Energy holds the other 50%. This thermoelectric plant will start operating in October 2001 (first phase), at 82 MW of power and annual production capacity of 655 GWh. The investments planned for this first phase amount to approximately R$100 million, and approximately R$61 million had been invested up to June.

Electric Energy Market - Small influence of rationing in the quarter

CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa have reached the electric energy savings targets established by the Energy Crisis Management Committee - CGCE. This shows the participation of the consumers in the rationing plan. In the first 30 days of the plan, the consolidated demand for electric energy (459 GWh) at the substations of these companies was 8.6% below the target of 502 GWh. Based on the companies' individual results, the percentages of demand reduction as regards the target were: CENF (-19.6%), Saelpa (-10.8%) CFLCL (-9.6%), CELB (-8.2 %) and Energipe (-3.2%).

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

The consumption billed in June does not reflect the effects of the rationing, as the billing of such month covers part of the consumption of May, during which the plan had not yet been implemented. In addition, the adjustments to the reading schedules of the consumers whose demand exceeded 2,500 KW, in conformity with Resolution no. 22 of CGCE, resulted in an increase in the number of days included in the energy bills of such consumers. This mainly affected the industrial class, particularly the concession areas of Energipe, CELB and Saelpa, due to the greater participation of large-sized industries in their market structures.

According to the foregoing, the consolidated energy sales of CFLCL and its subsidiaries in June aggregated 471 GWh, 1.1% lower than that of the same month in 2000. Thus, the consolidated electric energy sales on their retail markets in the semester, specifically to the approximately 1.6 million consumers, amounted to 2,946 GWh. This volume represents an increase of 62.9% as compared to the consolidated sales of CFLCL in the same semester of 2000.

Considering the markets of the five distributors individually, in the semester the energy consumption in Energipe's concession area should be noted, with a 5.2% traded volume increase. On the Saelpa, CELB and CFLCL markets, sales increased, respectively, 4.2%, 4.0% and 2.6%, whereas in CENF's concession area, sales fell 3.4%.

% Growth of Electric Energy Sales on Retail Market
(1st semester 2001)

Description	CFLCL	CENF	CELB	Energipe	Saelpa	Total
Total	**2.6**	**- 3.4**	**4.0**	**5.2**	**4.2**	**3.8**
. Residential	- 1.4	- 3.4	6.0	0.0	- 0.2	- 0.2
. Industrial	4.3	- 7.6	3.9	6.3	8.2	5.8
. Commercial	6.2	- 2.2	6.1	7.2	4.6	5.3
. Other classes	4.4	2.6	- 3.3	8.7	6.1	6.0

Notes:

1) Growth as compared to that of the same period in 2000.

2) Total refers to the sum of the three companies, and, therefore, is not "consolidated", as in June 2000 Saelpa was not a member of the Cataguazes-Leopoldina System.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Energy Statement - 1st semester of 2001
(In GWh)

	CFLCL	CENF	CELB	Energipe	Saelpa	Consolidated
(+) Energy sales						
• Residential	169	66	65	241	372	913
• Industrial	154	34	131	386	331	1,036
• Commercial	75	30	37	138	161	441
• Other classes	107	20	26	179	224	556
Total retail market	505	150	259	944	1,088	2,946
(+) Unbilled	(3)	(1)	(8)	(21)	(19)	(52)
(+) Supply	19	3	38	101	166	207
(=) Overall total	521	152	289	1,024	1,235	3,101
(+) Losses	67	23	42	175	430	820
(=) Energy required	588	175	331	1,195	1,665	3,921
. Own generation	108	27	-	-	-	164
. Energy acquired	480	148	331	1,195	1,665	3,757

Teleserv starts operations

Teleserv started operations in the line of subscription TV on May 18, 2001, under the commercial name of LIG TV. With an innovative project, due to its hybrid system for transmission of signals, LIG TV currently provides services to more than 1,200 clients, in Greater Aracaju, Sergipe, and in seven other neighboring cities, which is more than half of the population of the State of Sergipe. An amount of R$8,004 thousand was invested in this business. In the semester, the effect of this investment in the consolidated results of CFLCL was practically nil.

Company will issue ADR in the United States

CFLCL requested from the Brazilian Securities Commission (CVM) authorization to issue share receipts, denominated ADR's - American Depositary Receipts, in New York. Its intention is to provide greater visibility to the Company's shares, showing their potential and seeking a better quotation. With more access to the capital market, Cataguazes-Leopoldina expects to obtain better financing conditions, widen its base of investors, and increase the possibility of new partnerships and leverages overseas. The ADR request, level 1, made by CFLCL, is being analyzed by CVM. Each ADR will represent 10,000 common shares or 10,000 class "A" preferred shares issued by CFLCL. The Bank of New York will be the ADR issuer and such receipts will be under the custody of Banco Itaú S/A. The Securities and Exchange Commission (SEC) has already provided the Company with the registration to trade such receipts at the U.S. over-the-counter market.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Share performance at Bovespa: In the first semester of 2001, class "A" preferred shares of CFLCL, having greater liquidity and transactions amounting to R$4.7 million at the São Paulo Stock Exchange, showed a profitability of 14.8 %. The electric energy sector index (IEE), in turn, went up 6.9 %, whereas Ibovespa was down by 5.1 %.

In late June, CFLCL's class "A" preferred shares were quoted at R$1.70 per thousand shares, whereas their book value was R$3.14.

The Management.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS THOUSAND REAIS

1 - CODE	2 - DESCRIPTION	3-06/30/2001	4-03/31/2001
1	Total assets	2,314,751	2,258,497
1.01	Current assets	311,998	301,502
1.01.01	Cash on hand	29,681	58,829
1.01.01.01	Cash and banks	13,991	12,554
1.01.01.02	Marketable securities	15,690	46,275
1.01.02	Credits	192,706	163,041
1.01.02.01	Accounts receivable from Clients/Consumers	192,706	163,041
1.01.03	Stocks Inventory	6,177	6,648
1.01.03.01	Inventory	6,177	6,648
1.01.04	Others	83,434	72,984
1.01.04.01	Receivable titles	25,203	17,757
1.01.04.02	Recoverable taxes	22,177	21,600
1.01.04.03	Next period expenses	2,023	1,671
1.01.04.04	Renegotiated credits	33,796	31,602
1.01.04.05	Others	235	354
1.02	Long term assets	269,179	275,511
1.02.01	Miscellaneous credits	58,662	54,442
1.02.01.01	Receivable titles	14,671	4,714
1.02.01.02	Renegotiated credits	43,991	49,728
1.02.02	Credits with Affiliated Persons	0	0
1.02.02.01	Credits with Affiliated Companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related entities	0	0
1.02.03	Others	210,517	221,069
1.02.03.01	Judicial deposits	57,366	57,309
1.02.03.02	Tax incentive deposits	142,009	139,245
1.02.03.03	Emergency Program - Costs to reimburse	350	0
1.02.03.04	Others	10,792	24,515
1.03	Permanent assets	1,733,574	1,681,484
1.03.01	Investments	428,603	422,247
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.01.01	Cia. Industrial Cataguases	9,979	9,979
1.03.01.02	Holdings in subsidiaries	0	0
1.03.01.03	Other investments	418,624	412,268
1.03.01.03.01	Other company shares	128	1,185
1.03.01.03.02	Goodwill premium at CENF's investment	37,154	37,529
1.03.01.03.03	Goodwill premium at Energipe's investment	8,545	7,505
1.03.01.03.04	Goodwill premium at CELB's investment	83,438	76,441
1.03.01.03.05	Goodwill premium at Saelpa's investment	289,359	289,608
1.03.02	Fixed assets	1,304,110	1,258,472
1.03.02.01	Hydraulic Production	74,082	73,994
1.03.02.02	Transmission System associated to Production	11,324	11,324
1.03.02.03	Distribution of Lines/ Nets/Substations	667,735	664,285
1.03.02.04	Sales	92,691	91,730
1.03.02.05	Administration	48,990	48,441
1.03.02.06	Current fixed assets	207,531	153,300
1.03.02.07	Accumulated Depreciation	(305,835)	(295,718)
1.03.02.08	Premium in incorporated company	507,592	511,116
1.03.03	Deferred	861	765
1.03.03.01	Software Acquisition Costs	904	801
1.03.03.02	(-) Accumulated Amortization	(43)	(36)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-06/30/2001	3-03/31/2001
2	Total liabilities	2,314,751	2,258,497
2.01	Current liabilities	501,788	495,329
2.01.01	Loans and financing	315,101	293,713
2.01.02	Debentures	19,110	16,981
2.01.03	Suppliers	61,297	56,248
2.01.04	Taxes, fees and contributions	77,161	74,149
2.01.04.01	VAT (ICMS) payable	13,778	64,208
2.01.04.02	Social charges payable	2,103	2,434
2.01.04.03	Income tax and social contributions payable	3,078	266
2.01.04.04	Social contribution (PIS / Cofins) payable	1,922	1,900
2.01.04.05	Installments of taxes	55,282	53,368
2.01.04.06	Others	398	1,316
2.01.05	Dividends payable	0	0
2.01.06	Provisions	9,572	9,811
2.01.06.01	Provisions for vacations and salaries	9,572	9,811
2.01.07	Debt owed to affiliates	0	0
2.01.08	Others	19,547	44,427
2.01.08.01	Salaries payable	1,502	1,475
2.01.08.02	Profit sharing payable	0	1,576
2.01.08.03	Consumer charges payable	3,022	3,577
2.01.08.04	Interest on own capital payable	2,699	23,745
2.01.08.05	Incumbency of debts	1,833	5,720
2.01.08.06	Public illumination tax	0	3,937
2.01.08.07	Emergency program - Surtax	638	0
2.01.08.08	Others	9,853	4,397
2.02	Long term liability	946,430	906,645
2.02.01	Loans and financing	345,405	321,422
2.02.02	Debentures	146,949	145,833
2.02.03	Provisions	0	0
2.02.04	Debt owed to affiliates	0	0
2.02.05	Others	454,076	439,390
2.02.05.01	Special obligations	102,218	100,944
2.02.05.02	Deferred income tax	1,751	1,892
2.02.05.03	Taxes payable	24,049	22,270
2.02.05.04	Contingencies provisions	121,995	120,262
2.02.05.05	Provision for actuarial deficit	46,136	46,136
2.02.05.06	Installments of taxes	78,766	86,916
2.02.05.07	Advance for future capital increase	18,989	59,444
2.02.05.08	Others	60,172	1,526
2.03	Results of future periods	0	0
2.04	Minority participation	508,034	499,733
2.05	Net equity	358,499	356,790
2.05.01	Paid-in capital	334,335	334,335
2.05.01.01	Common stocks	127,909	127,909
2.05.01.02	Preferred stocks A	205,760	205,760
2.05.01.03	Preferred stocks B	666	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary correction of capital	9,837	9,837
2.05.02.02	Premium subscription of shares	6,057	6,057
2.05.02.03	Special monetary correction of capital	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserve	9,927	9,927
2.05.02.06	Treasury shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Profit reserve	0	0
2.05.04.01	Legal reserve	0	0
2.05.04.02	Statutory reserve	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-06/30/2000	4-03/31/2000
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Reserve for future profits	0	0
2.05.04.05	Retained profit	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other income reserve	0	0
2.05.05	Accumulated earnings/losses	(6,973)	(8,682)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT *(THOUSAND REAIS)*

1 - CODE	2 - DESCRIPTION	3-04/01/2001 to 06/302001	4-01/01/2001 to 06/30/2001	5-04/01/2000 to 06/302000	6-01/01/2000 to 06/30/2000
3.01	Gross revenue from sales/services	244,918	458,693	120,127	237,848
3.02	Deductions from gross revenue	(51,057)	(98,737)	(26,455)	(52,678)
3.02.01	Invoiced ICMS	(39,107)	(76,290)	(20,288)	(40,403)
3.02.02	Pis, Cofins, and ISS	(9,310)	(17,140)	(4,521)	(8,972)
3.02.03	Quotas to the Global Reversion Reserve	(2,640)	(5,307)	(1,646)	(3,303)
3.03	Net revenue from sales/services	193,861	359,956	93,672	185,170
3.04	Cost of goods/services sold	(143,705)	(277,319)	(75,181)	(155,856)
3.04.01	Personnel	(19,935)	(43,652)	(13,950)	(27,839)
3.04.02	Material	(3,172)	(5,955)	(1,943)	(4,121)
3.04.03	Services rendered by third parties	(10,436)	(20,971)	(4,742)	(11,412)
3.04.04	Electric Energy purchased for resale	(75,226)	(147,157)	(35,852)	(74,702)
3.04.05	Royalties on hydro resources	(46)	(119)	(42)	(94)
3.04.06	Electric Potency Transportation Charge	(11,337)	(23,168)	(5,463)	(10,641)
3.04.07	Depreciation / Amortization	(10,593)	(21,040)	(6,305)	(12,522)
3.04.08	Fuel quota equalization - CCC	(7,359)	(13,165)	(3,591)	(8,106)
3.04.09	Provision (reversion) for contingencies	(2,434)	4,446	0	0
3.04.10	Other expenses	(3,167)	(6,538)	(3,293)	(6,419)
3.05	Earnings before interest and taxes (EBIT)	50,156	82,637	18,491	29,314
3.06	Other operating expenses / revenues	(29,462)	(57,201)	(12,814)	(47,297)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(25,113)	(48,749)	(9,917)	(41,820)
3.06.03.01	Financial revenues	557	10,711	9,117	17,097
3.06.03.02	Financial expenses	(25,670)	(59,460)	(19,034)	(58,917)
3.06.04	Other operating revenues	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	(4,349)	(8,452)	(2,897)	(5,477)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT

1 - CODE	2 - DESCRIPTION	3-04/01/2001 to 06/302001	4-01/01/2001 to 06/30/2001	5-04/01/2000 to 06/302000	6-01/01/2000 to 06/30/2000
3.06.06.01	Premium Amortization	(4,349)	(8,452)	(2,897)	(5,477)
3.07	Operating result	20,694	25,436	5,677	(17,983)
3.08	Non-operating result	207	(1,108)	(129)	39,560
3.08.01	Revenue	469	1,045	0	215,662
3.08.02	Expenses	(262)	(2,153)	0	(176,102)
3.09	Income before Tax/profit-sharing	20,901	24,328	5,548	21,577
3.10	Provision for income tax and social contribution	(9,688)	(13,935)	(1,840)	(14,502)
3.10.01	Social contribution	(2,705)	(4,163)	(558)	(4,682)
3.10.02	Income tax	(6,983)	(9,772)	(1,282)	(9,820)
3.11	Deferred income tax	0	0	0	0
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on own capital	0	0	0	14,489
3.14	Minority participation	(9,602)	(14,171)	(2,171)	(1,820)
3.15	Net income (loss)	1,611	(3,778)	1,537	19,744
	Number of shares, ex. Treasury (THOUSAND)	124,572,399	124,572,399	125,517,699	125,517,699
	Earnings per Share	0.00001		0.00001	0.00016
	Loss per share		(0.00003)		

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the company performance, item 05.01

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

09.01 - INTEREST IN SUBSIDIARIES / AFFILIATES

1-ITEM	2-Corporate Name	3-CGC	4- Classification	5- Participation in the capital of the invested company	6- Net equity of the investor
7-Type of Company		8-Number of shares held in current quarter (THOUSAND)	9- Number of shares held in previous quarter (THOUSAND REAIS)		
01	CIA DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD COMPANY	59.41	4.60
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		57,450	57,399		
02	ENERGISA S.A.	00.864.214/0001-06	PUBLICLY-HELD COMPANY	50.07	93.92
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		18,991	18,991		

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	01
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-90 / 048
4 - CVM REGISTRATION DATE	09/27/1990
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PRIVATE
8 - DATE OF ISSUE	07/01/1990
9 - MATURITY DATE	07/01/2002
10 - KIND OF DEBENTURE	SUBORDINATE
11 - CONDITION OF REMUNERATION	TR + 12% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	4,536.14
14 - ISSUED AMOUNT (THOUSAND REAIS)	136.084
15 - ISSUED SECURITIES (UNIT)	30,000
16 - CURRENT SECURITIES (UNIT)	0
17 - SECURITIES IN TREASURY (UNIT)	30,000
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	06/01/1993
22 - DATE OF THE NEXT EVENT	07/01/2002

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	02
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-97 / 083
4 - CVM REGISTRATION DATE	10/15/1997
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	07/01/1997
9 - MATURITY DATE	12/01/2001
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNERATION	ANDIB - 1% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	1,188.01
14 - ISSUED AMOUNT (THOUSAND REAIS)	4,158
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,500
16 - OUTSTANDING SECURITIES (UNIT)	2,472
17 - SECURITIES IN TREASURY (UNIT)	1,028
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	10/01/2001

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 048
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TJLP + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	9,143.34
14 - ISSUED AMOUNT (THOUSAND REAIS)	27,430
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,000
16 - OUTSTANDING SECURITIES (UNIT)	3,000
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2005

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/049
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2006
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TR + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	10,529.60
14 - ISSUED AMOUNT (THOUSAND REAIS)	26,324
15 - ISSUED SECURITIES AMOUNT (UNIT)	2,500
16 - OUTSTANDING SECURITIES (UNIT)	2,500
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2006

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/037
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITIONOF REMUNARATION	TJLP - 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	63.77
14 - ISSUED AMOUNT (THOUSAND REAIS)	42,318
15 - ISSUED SECURITIES AMOUNT (UNIT)	663,609
16 - OUTSTANDING SECURITIES (UNIT)	663,609
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/01/2007

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	06
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 038
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 2.5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	62.80
14 - ISSUED AMOUNT (THOUSAND REAIS)	67,051
15 - ISSUED SECURITIES AMOUNT (UNIT)	1,067,696
16 - OUTSTANDING SECURITIES (UNIT)	1,067,696
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/08/2007

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

The statements of the results are presented as follows for the indirect holdings Empresa Energética de Sergipe S/A – Energipe, CELB – Companhia Energética da Borborema, and Saelpa – Sociedade Anônima de Eletrificação da Paraíba.

Income Statement (in RS thousands)
- 1st Half -

	Energipe		CELB		Saelpa	
	2001	2000	2001	2000	2001	2000
Gross Revenue	**130,047**	**109,782**	**35,071**	**29,045**	**174,897**	**147,415**
Invoiced ICMS	(21,291)	(15,911)	(4,974)	(3,920)	(26,144)	(24,964)
PIS, Cofins e ISS	(4,784)	(4,013)	(1,280)	(1,045)	(6,045)	(5,459)
Quotas for the Global Reversal Reserve	(1,344)	(1,267)	(147)	(94)	(1,714)	(1,931)
Net Revenue	**102,628**	**88,591**	**28,670**	**23,986**	**140,994**	**115,061**
Personnel	(11,554)	(11,556)	(3,714)	(5,931)	(16,744)	(17,171)
Material	(1,565)	(1,963)	(514)	(327)	(2,048)	(1,689)
Third Party Services	(5,606)	(6,094)	(1,779)	(1,504)	(8,772)	(6,888)
Energy Purchased for Resale	(43,102)	(38,055)	(12,026)	(9,465)	(56,333)	(47,096)
Electricity Potency Transportation	(7,413)	(6,262)	(2,250)	(1,816)	(11,096)	(9,612)
Depreciation / Amortization	(5,745)	(5,141)	(1,289)	(889)	(6,525)	(6,146)
CCC – Fuel Consumption Account	(3,160)	(2,964)	(884)	(805)	(3,678)	(3,460)
Provision for Doubtful Accounts and Contingencies	(1,362)		(650)		7,047	(6,126)
Other Expenses	(1,524)	(2,194)	(338)	(357)	(1,940)	(2,064)
Result for the Electricity Activities	**21,597**	**14,362**	**5,226**	**2,892**	**40,905**	**14,809**
Financial Revenue	3,695	8,187	836	148	3,025	95
Financial Expenses	(18,473)	(17,113)	(2,354)	(596)	(6,573)	(14,054)
Result of the Equity Adjustment	5,665	990	-	-	-	-
Amortization of the Premium	(7,049)	(4,170)	-	-	-	-
Operating Result	**5,435**	**2,256**	**3,708**	**2,444**	**37,357**	**850**
Non-Operating Revenue	115	254	63	-	91	5
Non-Operating Expense	(1,451)	(58)	(4)	(59)	-	(15)
Result before Income Tax and Social Contribution	**4,099**	**2,452**	**3,767**	**2,385**	**37,448**	**840**
Income Tax and Social Contribution	(183)	105	(1,264)	(830)	(12,992)	(668)
Net Income (loss)	**3,916**	**2,557**	**2,503**	**1,555**	**24,456**	**172**

17.01 – REPORT OF THE SPECIAL REVISION – WITHOUT EXCEPTION

To the Administration Council and Shareholders of

Companhia Força e Luz Cataguazes-Leopoldina:

(1) We performed a special review of the individual (Parent Company) and consolidated Quarterly Information (ITRs) of COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA and subsidiaries, comprising the balance sheet as of June 30, 2001, the statement of income for the quarter and semester then ended, the management report on performance and other significant information, prepared by the Company's management.

(2) Our special review was conducted in accordance with specific standards for such reviews established by the Brazilian Institute of Independent Public Accountants (IBRACON), together with the Federal Accounting Council, and basically consisted of: (a) making inquiries of the members of the Company's management responsible for the accounting, financial and operating areas and discussing the principles adopted in preparing the Quarterly Information; and (b) reviewing the information and subsequent events that have affected or may materially affect the Company's financial position and results of operations.

(3) Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) in order for it to be in accordance with accounting practices established by the Brazilian corporate law. This Quarterly Information was prepared in accordance with the standards laid down by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such information.

(4) As mentioned in Note 5, the Company and its subsidiaries recognized the amounts resulting from energy surplus made available to the Wholesale Energy Market (MAE), based on estimates prepared by management. The Company and its subsidiaries understand that there are uncertainties as regards the amounts recorded due to the lack of definition of the rules of such market and as regards the application of certain contractual provisions related to energy supply due to the fact that eventual statements made by the Energy Crisis Management Committee (GCE) and/or the Brazilian Electric Energy Agency (ANEEL) may significantly change the quantities and amounts of the sales made on this market, as well as the cost of the energy acquired.

(5) The balance sheet as of March 31, 2001, and the statement of income for the quarter and semester ended June 30, 2000, presented for comparative purposes, were reviewed by us in conformity with specific standards set forth by the Brazilian Institute of Independent Public Accountants (IBRACON), and our unqualified special review reports were issued on May 10, 2001 and July 27, 2000, respectively.

Cataguases, August 10, 2001.

ANDERSEN S/C

Mauro Moreira
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2001 to 06/30/2001	4-01/01/2001 to 06/30/2001	5-04/01/2000 to 06/30/2000	6-01/01/2000 to 06/30/2000
3.01	Gross revenue from sales/services	11,522	23,910	11,253	21,871
3.02	Deductions from gross revenue	(3,089)	(6,330)	(2,971)	(5,767)
3.02.01	Invoiced VAT *(ICMS)*	(2,530)	(5,180)	(2,437)	(4,724)
3.02.02	Social contributions (PIS/COFINS)	(421)	(873)	(410)	(798)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(138)	(277)	(124)	(245)
3.03	Net revenue from sales/services	8,433	17,580	8,282	16,104
3.04	Cost of goods / services sold	(7,952)	(15,780)	(6,875)	(14,057)
3.04.01	Personnel	(641)	(1,315)	(468)	(1,027)
3.04.02	Material	(101)	(193)	(152)	(318)
3.04.03	Services rendered by third parties	(1,603)	(3,361)	(1,567)	(3,185)
3.04.04	Electric Energy purchase for resale	(4,198)	(8,158)	(3,550)	(7,163)
3.04.05	Depreciation	(520)	(1,032)	(452)	(902)
3.04.06	Fuel quota equalization - CCC	(710)	(1,308)	(488)	(1,075)
3.04.07	Other expenses	(179)	(413)	(198)	(387)
3.05	Earnings before interest and taxes	481	1,800	1,407	2,047
3.06	Other operating expenses / *revenues*	121	168	(63)	(140)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	121	168	(63)	(140)
3.06.03.01	Financial revenue	187	343	0	0
3.06.03.02	Financial expenses	(66)	(175)	0	0
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	0	0	0	0
3.07	Operating income	602	1,968	1,344	1,907
3.08	Non-operating income	26	20	(7)	57
3.08.01	Revenue	36	54	16	120
3.08.02	Expenses	(10)	(34)	(23)	(63)
3.09	Earnings before Tax / profit-sharing	628	1,988	1,337	1,964
3.10	Provision for income tax and social contribution	(210)	(663)	(381)	(660)
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2001 to 06/30/2001	4-01/01/2001 to 06/30/2001	5-04/01/2000 to 06/30/2000	6-01/01/2000 to 06/30/2000
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	418	1,325	956	1,304
	SHARE NUMBER EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE	0.00432	0.01370	0.00989	0.01349
	LOSS PER SHARE				

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

SUBSIDIARY / AFFILIATE: **CIA. DE ELETRICIDADE DE NOVA FRIBURGO**

See comments on the performance of the parent company.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2001 to 06/30/2001	4-01/01/2001 to 06/30/2001	5-04/01/2000 to 06/30/2000	6-01/01/2000 to 06/30/2000
3.01	Gross revenue from sales/services	0	0	0	0
3.02	Deductions from gross revenue	0	0	0	0
3.03	Net revenue from sales/services	0	0	0	0
3.04	Cost of goods/services sold	0	0	0	0
3.05	Earnings before interest and taxes	0	0	0	0
3.06	Operating expenses / revenue	7,202	5,848	2,827	1,751
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	(12)	(99)	(194)	(243)
3.06.03	Financial results	78	144	41	72
3.06.03.01	Financial revenue	92	174	0	0
3.06.03.02	Financial expenses	(14)	(30)	0	0
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	7,136	5,803	2,980	1,922
3.06.06.01	Equity adjustment	7,247	6,025	3,315	2,498
3.06.06.02	Discount Amortization	(111)	(222)	(335)	(576)
3.07	Operating income	7,202	5,848	2,827	1,751
3.08	Non-operating income	0	0	0	0
3.08.01	Revenue	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Earnings before Tax/profit-sharing	7,202	5,848	2,827	1,751
3.10	Provision for income tax and social contribution	(10)	(11)	26	26
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - *INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)*

1-CODE	2 - DESCRIPTION	3-04/01/2001 to 06/30/2001	4-01/01/2001 to 06/30/2001	5-04/01/2000 to 06/30/2000	6-01/01/2000 to 06/30/2000
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on capital	0	0	0	0
3.15	Net income	7,192	5,837	2,853	1,777
	SHARE NUMBER EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE	0.18961	0.15388	0.07522	0.04685
	LOSS PER SHARE				

18.02 – COMMENT ON THE PERFORMANCE OF THE SUBSIDIARY / AFFILIATE COMPANY

See comments on the performance of the parent company.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

TABLE OF CONTENTS

File N°. 82-5147

02 JAN 25 AM 8:34

Release No. 08/2001
August 27, 2001

(letterhead of Companhia Força e Luz Cataguazes-Leopoldina)

Investor Relations Newsletter

The Cataguazes-Leopoldina Systems creates a Power Exchange to service consumers

During one month of operations 1,600 MWh were traded among consumers from the States of Rio and Minas - CFLCL and its subsidiary CENF have created a Power Exchange for temporary power trading. During one month of operations this exchange traded around 1,600 MWh among consumers from the States of Minas Gerais and Rio de Janeiro.

One of the purposes of this exchange is to service not only major consumers but also medium-sized and small consumers, offering options to ensure continuation of business amid power rationing.

Success leads to creation of power trading system over the Internet - Initially the benefits could only be enjoyed by consumers from CFLCL's and CENF's concession areas, but the successful transactions have drawn customers from other concessionaires as well. This led to the extension of the service to other companies that are part of the Cataguazes-Leopoldina Systems, i.e., Saelpa and CELB (Paraíba) and Energipe (Sergipe). With the creation of an electronic trading system, consumers will be able to trade in real time on the Power Exchange their rights to consume power using the Internet. Under the name of Consumption Targets Offsetting Program, this service is now being developed by the concessionaires in conjunction with the Industry Federations and Trades Associations from the States of Minas Gerais, Rio de Janeiro, Sergipe and Paraíba, and will be made available as early as the first week of September. The trading system has been authorized by the Federal Government and will only trade rights to use excess power; it will not involve the sale of power already contracted, which according to prevailing procedures will continue to be billed on a monthly basis by the concessionaires. Eligibility for the program will be restricted to group A consumers (high voltage) whose power requirements are equal to or greater than 2.5 MW and group B (low voltage) manufacturing and commercial customers that are

members of the Industry Federations or Trade Associations, based in the concession areas of the companies in the Cataguazes-Leopoldina System.

Power sales drop 19.6% in July, but transactions with MAE make for recovery of lost revenues

Sales in July - Reflecting consumer adherence to the rationing plan established by the Federal Government, consolidated power sales to end users by the five distributing companies in the Cataguazes-Leopoldina System have recorded a 19.6% drop over the same month in 2000. 366 GWh were sold as opposed to 455 GWh in July last year. The largest drop in sales took place in CELB's concession area: 28.9%. Next come the markets for CENF, Energipe, CFLCL and Saelpa, which experienced decreases of 27.4%, 20.6%, 18.9% and 15.3%, respectively. In such markets consolidated revenues from power supplies to end users during the month were R$ 54.3 million. On the other hand, consolidated revenues from power supplies on the Power Wholesale Market (MAE), involving excess power, reached R$ 30.1 million, equivalent to 43 GWh. The consolidated gross operating revenues came to a total of R$ 88.2 million during the month.

Comparative data for CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators–January to July, 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross revenues - R$ million.........	125.6	27.5	160.6	41.5	206.7	546.9
Gross revenues % increase.........	32.2	5.0	25.4	22.4	22.0	95.3
Power sales – GWh	572	169	1,057	289	1,224	3,311
Proprietary Market						
• Residential	189	74	268	72	417	1,020
• Manufacturing..................	177	38	435	148	373	1,171
• Commercial	83	34	152	41	180	490
• Other	123	23	202	28	254	630
Increase in sales - % (*).	- 0.5	- 6.9	1.7	- 0.8	1.6	57.4
• Residential	- 4.9	- 7.4	- 4.2	- 0.2	- 2.9	61.8
• Manufacturing..................	2.3	- 10.9	3.3	- 0.2	5.3	46.2
• Commercial	2.6	- 5.7	1.5	0.6	1.3	59.3
• Other	0.8	0.5	6.8	- 7.4	4.4	73.0

(*) Increase over January-July period 2000.

Revenues for 7-month **period** - CFLCL' consolidated gross operating revenues were R$ 546.9 million during the first seven months of 2001, which corresponds to a 95.3% increase over the same period last year. With consolidated physical sales of 3,311 GWh in its proprietary markets, CFLCL experienced during the first seven months of 2001 a 57.4% increase in the amount of power traded.

This result is primarily attributable to the acquisition of Saelpa in November 2000, as such seven-month period includes

income from Saelpa, which did not occur in the corresponding period of 2000.

Considering the markets for the five distributing companies which are part of the Cataguazes-Leopoldina System, the average consolidated increase in power consumption by end users was 0.6% as compared to the same period in 2000.

Please do not hesitate to contact us for additional clarification and information.

In Cataguazes - Phone: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: (21) 509-3771 / 509-7622 / Fax: (21) 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Officer

File N°. 82-5147

STANDARD & POOR'S

PRESS RELEASE

S&P assigns rating to the commercial paper program of Companhia Força e Luz Cataguazes-Leopoldina (CFLCL)

Analyst: Anna Dal Secco, São Paulo (55-11-55-1-8955)
Cheryl Richer, New York (1-212-212-438-2084)

São Paulo, September 12, 2001 - Standard & Poor's assigned today a "brA-2" rating to the R$ 75 million commercial paper program of Companhia de Força e Luz Cataguazes-Leopoldina (CFLCL), which will be issued in Brazil with a term of six months. At the same time, Standard & Poor's reaffirmed the ratings according to its Brazilian National Scale assigned to CFLCL and its subsidiaries: CFLCL, "brA/Stable"; Energisa S.A., "brA/Stable/--"; and Empresa Energética de Sergipe S.A. (Energipe), "brA/Stable/--".

The rating assigned to the commercial paper program reflects the underlying creditworthiness of CFLCL as well its liquidity reserve, which is large enough to support the program. CFLCL is a power distribution company operating in the Southeast Region of Brazil, which owns an interest in Companhia de Eletricidade de Nova Friburgo (CENF) and Energisa S.A. The latter is the holding company for Energipe, based in the State of Sergipe. Energipe, in its turn, controls two power distribution companies in the Northeast Region of Brazil, namely, Companhia Energética Borborema (CELB) and Sociedade Anônima de Eletrificação da Paraíba (SAELPA), both in the State of Paraíba. The Cataguazes System holds a 9% share of the power market in the Northeast Region, 0.7% in the Southeast Region, and 2% in the overall Brazilian market.

CFLCL's ratings reflect the risks of doing business in Brazil under an evolving regulatory structure and in a volatile macroeconomic environment. Additionally, the power crisis in Brazil has brought about power rationing and, therefore, loss of income to CFLCL and its subsidiaries. Affected distributors may receive some financial compensation, but the extent and timing thereof are uncertain. CFLCL's consumer base includes a large number of manufacturing concerns. In

the Northeast Region its service area is considerably poorer than other such areas in Brazil. CFLCL is planning to build several small power plants within and near its concession area in the Southeast Region. Standard & Poor's regards as a negative factor the fact that CFLCL's power source mix is primarily hydroelectric (even though such risk is offset in part by an increase in thermoelectric generation capacity) and its self-generation is concentrated in a relatively small area. Furthermore, an ambitious investment program has imposed some financial hardship on CFLCL. Finally, concessions in the Southeast Region have a life of 15 years rather than 30 years as in the Northeast Region.

These negative features are offset by the geographical diversity of the company's service areas, which in the aggregate are growing at a rate faster than the rate for Brazil. CFLCL's indebtedness is denominated entirely in local currency and, therefore, the company has no foreign currency exposure. Neither does CFLCL have any foreign currency exposure with respect to power purchases from Itaipu, whose prices are linked to the U.S. dollar, as CFLCL is not under any obligation to purchase power from Itaipu. The power utilities benefit from a 49% (direct and indirect) ownership interest held by Alliant ("A+/Negative/A-1"), a utility company headquartered in the United States. CFLCL's construction program includes some thermoelectric plants, which will significantly boost its hydroelectric-sourced generation. Lastly, the company's management is strong and seasoned and has weathered a downsizing program and changes in the culture of privatized companies. Saelpa (a power distribution company in the Northeast Region purchased in November 2000) was CFLCL's fourth acquisition.

CFLCL's consolidated finances are recovering from the acquisition of Energipe in a leveraged transaction in 1997. Alliant, which replaced CMS as a partner in January 2000, has injected R$ 365 million, which were used to retire a portion of the acquired debt. Interest coverage from internal cash generation (Funds From Operations - FFO) and the FFO/Debt ratio were 1.6 x and 6%, respectively, in 2000.

Prospects

The rating includes an improvement in the anticipated additional financial profile, as a result of the remodeling of Saelpa, which is expected to account for approximately 40% of the group's sales volume in 2001. Additionally, increased self-generation by the group as a whole will have a positive impact on margins, but will be offset by the high level of investments (and associated borrowing requirements). Standard

& Poor's expects the impact of the cable TV and telecommunications undertakings not to materially undermine the consolidated finances of CFLCL. The acquisition of 87.6% of the voting capital and 74.3% of the total capital of Saelpa by Energipe for an amount of R$ 363 million was funded 50% by Alliant's equity contribution and 50% by a loan from BNDES. No additional acquisition is expected, only generation investments of around R$ 500 in the next three years.

File N°. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

09/2001 Issue
September 28, 2001

Investor Relations Report

- **Cataguazes-Leopoldina issues Promissory Notes**

In a special meeting held September 5, 2001, Companhia Cataguazes-Leopoldina's Board of Directors approved the Company's first issue of Promissory Notes for public distribution.

The total value of the issue is R$75 million; one hundred and fifty Promissory Notes will be issued in a single series, with a R$500,000 face value per note. The Promissory Note Programme was rated "brA-2" by Standard & Poor's, reflecting the Company's credit capacity as well as its cash reserves. The Promissory Notes will be negotiated at a discount rate, and the Company will establish the pre-fixed earnings on the date of the public offering. The Notes will be distributed within 90 days of the date the issue is filed with the Brazilian Securities Exchange Commission and will expire within 6 months of such date.

The short-term funding represents a bridge loan prior to the release of the loans, especially by the BNDES (*Brazilian Bank for Social and Economic Development*), to ensure continuity of the Sistema Cataguazes-Leopoldina investment program, which, among other projects, involves starting up the construction of five PCH – (Small Hydropower Plants), with total capacity of approximately 100 MW, within the next two months, and concluding phase 1 of Juiz de Fora Thermo Power Plant (82 MW), which will start operating next October.

Standard & Poor's and SR Rating also reiterated the following ratings attributed to the Companies of the Sistema Cataguazes-Leopoldina.

Standard & Poor's	Domestic Scale - Brasil:	CFLCL	"brA/Stable/--"
		Energisa	"brA/Stable/--"
		Energipe	"brA/Stable/--"
SR Rating	CFLCL:	Global Note	"BB+^{SR}"
		Local Equivalence	"brA"

- **Drop in Electric Power Sales still remains, but the MAE makes loss in revenues less sharp.**

Sales in August – In August 2001, the consolidated electricity sales to end consumers by the 5 electric power distributing Companies that make up the Sistema Cataguazes-Leopoldina recorded a 22.4% drop, compared to August 2000, with sales of 364 GWh, against 469GWh in August 2000. The sharpest sales drop (32.1%) was recorded within the CENF concession area. The markets for Energipe, CFLCL Saelpa and CELB also recorded drops of 25.4%, 22.7%, 19.0% and 18,9%, respectively. With respect to these markets, this month's consolidated revenues in electric power supply to end-users amounted R$52.0 million. On the other hand, consolidated revenues in electric power supply in the Power Bulk Market (*MAE*) resulting from an electric power surplus totaled R$26.8 million, equivalent to 39 GWh, offsetting the sales loss caused by power rationing. Gross operating revenues totaled R$79.2 million this month.

Revenues in the first 8 months – CFLCL's consolidated gross operating revenues amounted to R$626.1 million during the first 8 months of the current fiscal year. This represents a 95.3% growth compared to the same period last year. With consolidated physical of 3,686 GWh in its proprietary markets, CFLCL recorded a 53.5% increase in its power sales volume during these seven months of 2001.

This period's consolidated income is primarily due to the acquisition of Saelpa, in November 2000, once Saelpa's revenues have been included in this eight-month period, which was not the case in the corresponding period of 2000. Considering the markets for the five power distributing Companies of the Sistema Cataguazes-Leopoldina, a 2.3% average decrease in consumption was recorded, compared with the same period of 2000.

Comparison between CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January through August 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenues - R$ million	145,9	30,9	183,3	48,4	235,1	626,1
Gross Revenues Growth (%).....	32,2	1,0	24,7	26,4	21,1	94,2
Electric Power Sales – GWh	**638**	**188**	**1.167**	**323**	**1.360**	**3.686**
Proprietary Market						
• Residential	208	82	294	79	458	1.121
• Industrial	201	43	484	167	423	1.329
• Commercial....................	91	37	167	45	199	539
• Other............................	138	26	222	32	280	697
Sales Growth (%) (*)	**(3,3)**	**(10,2)**	**(1,7)**	**(3,1)**	**(0,9)**	**53,5**
• Residential	(8,0)	(11,1)	(7,1)	(3,6)	(5,7)	56,4
• Industrial	0,3	(14,1)	(0,3)	(1,2)	3,2	44,3
• Commercial	(0,6)	(8,7)	(2,0)	(3,4)	(1,0)	54,2
• Other............................	(2,8)	(1,7)	3,3	(10,9)	1,5	67,0

(*) Growth over the same period - January through August, 2000.

For further clarification and additional information, please do not hesitate to contact us

In Cataguazes - Phone: (32) 3429-6000 / Fax: (32) 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: (21) 2509-3771 / 2509-7622 / Fax: (21) 2221-7954
http://www.cataguazes.com.br or via e-mail to stockinfo@cataguazes.com.br

Mauricio Perez Botelho
Investor Relations Officer

File N°. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Edition 10/2001
October 30th , 2001

Investor Relations Monthly Report

- **Energy sales in the Spot Market allowed to CFLCL register consolidated gross revenue of R$ 712,8 million in 9 months**

Sales in September - The consolidated energy sales in the five distributing companies of the Cataguazes-Leopoldina Group registered a decrease of 22.6 %, having sold 366 GWh against 473 GWh during the same period of 2000. The largest reduction was in CENF's concession area, with a drop of 31.4 %, followed by CELB (25.0%), CFLCL (23.4%), Energipe (22.5%) and Saelpa (20.3%). Therefore, consolidated retail revenue this month was of R$ 54.8 million. On the other hand, the consolidated revenue to the spot market (MAE) was of R$ 31.9 million, the equivalent to 49 GWh, recovering the revenues losses due to the energy rationing. The consolidated gross revenue totaled R$ 86.7 million this month.

Gross Revenue in 9 months - The consolidated gross operating revenue of CFLCL was R$712.8 million in nine months of the current year, which represents a growth of 94.3 %, when compared to the same period of last year. The graphic shows the evolution of the gross revenue during those nine months.



Gross
venue Evolution
70.6
70.1
73.1
76.8
82.5
85.6
88.2
79.2
86.7
1.7
0.8
0.8
7.3
9.9
22.9
30.1
26.8
31.9
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Wholesale
Total Gross Revenue

Total sales to retail market were 4.040 GWh representing a growth of 49.2 % in the GWh volume sold.

Such consolidated result is due basically to the acquisition of Saelpa in November 2000, since consolidated revenue and sales are being considered in this period and the same did not occurred last year. Considering the electricity market of the five distribution companies, the nine months average drop in retail sales was 4.6 % when compared to same period of 2000.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to September 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidado
Gross Revenue – R$ million ..	**167.7**	**36.2**	**203.2**	**57.4**	**267.7**	**712.8**
Gross Revenue Growth (%)	32.4	4.0	22.2	32.0	20.0	94.3
Electricity Sales - GWh	**702**	**206**	**1.283**	**355**	**1.495**	**4.040**
Retail Market						
• Residential	228	90	322	87	501	1,228
• Industrial	222	47	537	185	466	1,457
• Commercial	100	41	182	49	218	589
• Other classes	151	28	242	34	310	766
Sales Growth - % (*)	**- 5.6**	**- 12.5**	**- 4.0**	**- 5.6**	**- 3.0**	**49.2**
• Residential	- 10.3	- 13.4	- 8.6	- 6.7	- 7.9	52.7
• Industrial	- 1.7	- 16.4	- 2.8	- 3.3	1.0	39.9
• Commercial	- 3.3	- 11.2	- 4.7	- 5.9	- 3.6	50.3
• Other classes	- 5.2	- 4.3	0.3	- 13.6	- 0.2	63.0

(*) Growth in relation to the same period in 2000.

- **First Generator of the Thermal Plant of Juiz de Fora to begin operation**

In the next few days, the first 41 MW generator, of the first 82 MW phase (for a total annual production of 650 GWh) will begin operations. This power plant will have a total capacity, in combined cycle, of 103 MW and an annual production of 810 GWh from December 2002 on.

- **Company issued short term Commercial Paper**

The issuance of commercial papers by CFLCL in the total amount of R$ 75 million, was accomplished with success last October 24th. The notes were put with a discount over its face value, equivalent to the CDI rate (nterbank Deposit Certificates) plus a spread of 1.2% per annum, and will have maturity in 180 days. These funds, will be utilized as a bridge-loan until the long term financing, mainly from BNDES, will finally disbursed. The use of funds will be primarily for the Cataguazes-Leopoldina System's investment program, that among other projects involve construction start up of five SHP (Small Hydro-electrical Power Plant), with total capacity about 100 MW and the conclusion of the first phase of Thermal Plant of Juiz de Fora.

For further clarification and additional information

In Cataguases - Phone: (+5532) 3429-6000 / Fax: (+5532) 3422-1701 / 3421-4240
In Rio de Janeiro – Phone: (+5521) 2509-3771 / 2509-7622 / Fax: (21) 2221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File N°. 82-5147

SR Rating

Cataguazes-Leopoldina System
Risk Analysis

Global Rating: BB+^{SR}
Local Equivalent: brA
Corporate Risk
Obligations
Long term
Follow up Report
Release: September 2001

Robson Sato
robson@srrating.com.br
Phone: (55-11) 5505-1080

SR Rating Prestação de Serviços Ltda.

Rio de Janeiro/RJ
Av. Rio Branco, 89-B/Gr. 1002
Centro - CEP 20040-004

São Paulo/SP
R. Geraldo F. Gomes, 42/Cj. 121
Brooklin Novo - CEP 04575-060

www.srrating.com.br

Basis of Rating

SR Rating's Executive Committee reaffirms the local currency global rating BB+^{SR} (double B plus) assigned to the Cataguazes-Leopoldina System (SCL) with respect to its capacity to meet its financial obligations, which corresponds to "moderately strong guarantees" and "average credit risk". SR Rating has also adopted an international scale equivalent to its "br scale" ratings, using a widely publicized methodology. According to such scale, SR Rating assigns to SCL's corporate risk, for strictly local use, a "brA" equivalent rating.

The currently assigned BB+^{SR} rating reflects a combination of adverse general economic conditions in Brazil (financial and power industry) and SCL's current financial condition. The strong restriction on power consumption will have an impact on the company's cash in the course of 2001, even though SR Rating expects the operating margins of distributing companies to be possibly restored in the course of 2002. In parallel,

the rising tendency of domestic interest, in conjunction with adverse foreign exchange fluctuations, has further deteriorated corporate financial coverage ratios. The net losses determined in the first half of the current year are an additional negative weight in this scenario. The combination of these elements of increased corporate debt is offset in part by the group's recent history of investments in additional power generation, well in advance of supervening events that now validate this wise strategy.

In this follow up report SR Ratings highlights the following positive points: the relative progress of the indicators for SCL's administrative and financial efficiency, and the soundness and standing of its international partner, Alliant Energy. These strong points are offset by the likelihood degree of reversing the losses shown for the years of 1998 and 1999, and the government's uncertainty with respect to Furnas, a power supplier for SCL, now in the process of privatization. In the last few years, SCL has embarked on an expansion of its self-generation capacity and consumer base, involving the acquisition of other distributing companies, which imposed greater capital requirements on the group. The strong cash injection in the wake of the association with the U.S. group Alliant Energy, in addition to a disciplined program for reduction of administrative and operating costs, has enabled SCL not only to repay its short term commitments and materially reduce its market indebtedness but also to improve its liquidity and coverage indicators. This set of circumstances has also allowed SCL to develop an investment program for the construction of small hydroelectric plants (PCH's), thermoelectric plants and one hydroelectric plant, which will expand the group's power generation capacity and reduce its exposure to risks arising from increased costs and third party power supply.

In connection with this follow up report, the following were investigated in detail: the development of long and short term obligations, financial expenses, the share of revenues from power distribution and generation in the results of the group, coverage ratios, administrative expenses, the procedures for and the performance of power purchase and sale transactions, and the extent to which efforts to improve operating efficiency have been successful. SR Rating assessed the financial position of the company, which posted losses of R$ 3.8 million in the first half of 2001, the significant increase in gross revenues due to the increased consumer base of 1.6 million, advances in the automation program, the expansion of power distribution and transmission, and the development of market share in the course of last year, which was primarily influenced by the acquisition of Sociedade

Anônima de Eletricação da Paraíba (SAELPA). It should be noted that notwithstanding the current recessive period of the Brazilian economy, SCL has not slowed down the pace of its power investments. SCL has also diversified its activities into to the fields of paid TV and data transmission.

For the purpose of reviewing SCL's corporate risk, we point out below, in summarized form, the positive components that support the ratings now assigned to SCL:

- expansion of consumer base, leading to increased net revenues and cash generation;
- organizational restructuring and recovery of operating performance indicators;
- matching of rate adjustment dates, so as to avoid any drop in financial indicators;
- investments made to increase distribution and self-generation and to modernize the distribution grid;
- synergy created by the geographical location of new subsidiaries;
- non-exposure to the spot market considering that SCL commands excess power.

The following factors, which will continue to be watched, can be added to the positive points mentioned above:

- uncertainties stemming from the power rationing program announced by the Federal Government;
- considerable indebtedness level;
- low liquidity and coverage ratios, which are now showing a slight recovery;
- losses posted for the first half of 2001.

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Publicly - traded company - CNPJ/MF # 19.527.639/0001-58

Third Quarter 2001 Summary

Net Income of R$ 5,194 thousand in the 3rd quarter revert negative result

. Reverting the result of the first half of this year, the Companhia Força e Luz Cataguazes-Leopoldina (CFLCL) registered in the 3rd quarter a net income of R$5,194 thousands (R$4,209 consolidated). With such result, CFLCL accumulates a net income of R$2,744 thousands (R$431 thousands consolidated) in nine months, that is, R$0.02 per thousand shares.

. The main factor that positively impacted the profitability margins in the 2nd quarter and 3rd quarter were the sales to the spot market (MAE - Mercado Atacadista de Energia). In the 2nd quarter and 3rd quarter, 71 GWh (R$ 37,259 thousands) and 130 GWh (R$ 84,959 thousands) respectively, were sold in the spot market out of 219 GWh (R$ 123,856 thousands) sold in the nine months of 2001, recovering the revenues losses due to the energy rationing.The values registered in this market reflects the Company's understanding of the application of the so called Annex 5 from the Purchased Power Agreements.

. The EBITDA from distribution companies, adjusted by provisions, reversals and lay-off programs, showed the following changes in the nine months:

Adjusted EBITDA (In thousands Reais)

Companies	9 months 2.001	9 months 2.000
CFLCL	37,421	26,382
CENF	5,132	6,215
Energipe	57,846	35,937
Saelpa	70,717	31,887
CELB	17,559	9,639
EBITDA Consolidated	188,372	77,454 (*)
EBITDA Margin (%)	29.7	26.6

(*) Does not considers Saelpa, since its acquisition occured in November 2000.

Summary of the Financial Statements for the Period Ending September 30th, 2001

(In thousands Reais)

Balance Sheets

ASSETS

	Parent Co.	Consolidated
Current		
Cash	1,881	8,127
Customers	57,807	271,893
Others	10,084	122,290
	69,772	402,310
Long Term Asset	171,258	262,415
Permanent		
Investment		
Long Term Investment	462,171	9,979
Others Investment	934	436,842
	463,105	446,821
Fixed Assets	243,001	1,359,123
Deferred Assets	905	2,103
Total Assets	**948,041**	**2,472,772**

LIABILITIES

	Parent Co.	Consolidated
Current		
Loans, financing and debentures	93,104	434,215
Suppliers and others	32,972	191,890
	126,076	626,105
Long Term Liabilities		
	314,984	492,354
Taxes payable and others	38,340	380,645
	353,324	872,999
Special obligations	63,440	104,059
	416,764	977,058
Minority shareholders in subsidiaries	-	506,794
Net Worth	405,201	362,815
Total Liabilities	**948,041**	**2,472,772**

Note: For purposes of determining fiancial-economic ratios, the special obligation as well as the corresponding fixed assets should not be considered, since they do not *represent effective financial obligation.*

Book value: R$ 3.19 per thousand shares

Profit and Loss Summary

	Parent Company		Consolidated	
	9 months			
	2001	2000	2001	2000
Gross operating revenue	**166,423**	**126,760**	**711,565**	**366,932**
Net operating revenue	131,207	94,805	569,980	286,405
Operating expenses				
. Payroll, material, services and others	28,983	26,013	120,691	68,952
. Purchased power, electric power transmission and quota for the fuel consumption	66,775	43,966	271,715	145,743
. Depreciation and amortization	9,609	8,430	31,817	19,063
. Provisions, lay-off programs (Reversals)	334	-	(5,315)	8,729
Results of electricity services	**25,506**	**16,396**	**151,072**	**43,918**
Net financial results	35,225)	(26,201)	(88,586)	(38,757)
Interest on shareholders' equity	-	(14,489)	-	(14,489)
Equity in profit (loss) of subsidiaries	9,013	2,232	-	-
Goodwill amortization	(1,107)	(1,523)	(13,064)	(9,934)
Non operating results	2,111	80,428	(2,633)	39,739
Profit before taxes	**298**	**56,843**	**46,789**	**20,477**
Income tax and social contribution	2,446	(12,529)	(24,157)	(14,469)
Minority interest	0	-	(22,201)	(2,301)
Reversal of interest on shareholders' equity	0	14,489	-	14,489
Net income (loss) in the period	**2,744**	**58,803**	**431**	**18,196**